UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                        FREE DA CONNECTION SERVICES, INC.
                 (Name of Small Business Issuer in its charter)

                                    DELAWARE
          (State or other jurisdiction of incorporation or organization)

                                   59-3647273
                     (I. R. S. Employer Identification No.)

                       406-500 UNION ST. SEATTLE WA, 98101
           (Address of principal executive offices)         (Zip Code)

                                 (604) 214-8540
                           (Issuer's telephone number)


Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

None

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

               Common  Stock,  $0.001  par  value
               ----------------------------------
               (Title  of  Class)

                                TABLE OF CONTENTS

PART  I

Item  1.  Description  of  Business.                                           3

Item  2.  Management's  Discussion  and  Analysis  or  Plan of Operation.     22

Item  3.  Description  of  Property.                                          34

Item  4.  Security Ownership of Certain Beneficial Owners and Management.     35

Item  5. Directors and Executive Officers, Promoters and Control Persons.     37

Item  6.  Executive  Compensation.                                            40

Item  7.  Certain  Relationships  and  Related  Transactions.                 42

Item  8.  Description  of  Securities.                                        44

PART  II

Item  1.  Market  Price  of  and Dividends on the Registrant's Common
          Equity and Related Stockholder  Matters.                            46

Item  2.  Legal  Proceedings.                                                 48

Item  3.  Changes  in  and  Disagreements  with  Accountants.                 49

Item  4.  Recent  Sales  of  Unregistered  Securities.                        50

Item  5.  Indemnification  of  Directors  and  Officers.                      54

PART  F/S:  Financial  Statements.                                           F-1

PART  III

Item  1.  Index  to  Exhibits.                                                56

PART  I
ITEM  1.  DESCRIPTION  OF  BUSINESS.

Free DA Connection Services, Inc. (FRDC) was incorporated in August, 2004 in Delaware as Precise Positioning Products, Inc. On January 13, 2005, Precise Position Products, Inc. acquired Free DA Connection Services, Inc., a company organized in British Columbia, Canada (Free DA Canada), and changed its name to Free DA Connection Services, Inc. The primary assets FRDC acquired from Free DA Canada were patents and other intellectual property involving automated directory assistance technology. Free DA Canada acquired these assets in December, 2005 from Via Vis Technologies, Inc.

Using the proprietary technology it has acquired, FRDC provides 411-style phone directory services. Our basic directory service is free to callers. We instead derive revenues from businesses subscribing to our service, advertising, and premium service options. We are in the process of entering the phone directory market in Toronto, Canada and then in the Greater Seattle Area in the United States, and intend to enter many of the largest metropolitan areas in the United States as our company grows. With projected revenues as high as $2.00 per call, our ultimate target of over 5,000,000 calls per month makes our revenue potential very attractive.


PRINCIPAL  PRODUCTS  AND  SERVICES
----------------------------------

FRDC's principal product is Free11 (pronounced "Free One One"), which offers directory assistance services to callers through a unique, patent pending speech recognition interface developed by FRDC. Callers to Free11 can obtain a variety of information regarding any business, including its phone number, address, or fax number. Although we modeled Free11 after the existing 411 directory services, eliminating the need to educate the caller how to use the service, Free11 offers the caller more options and does not charge the average $1.25 per call that existing 411 services charge.

Free11 also uses the proprietary Advanced Directory Assistance (ADA) system that we have developed, which attempts to automate the call. If the ADA system cannot determine the correct listing through automation, a live operator processes the call manually. A major Canadian Tier One Carrier piloted the ADA system for over 18 months. For cell phones, automation rates with that carrier peaked at 56%, with an average of over 36% of all inbound calls successfully automated without live operator assistance. For land lines, an average of 65% were successfully automated. By comparison, automation technology in use at that time by other companies typically succeeded less than 15% of the time for mobile calls.

CALLER  SEARCH  OPTIONS

Free11 gives callers a choice of how they search for the information they need. Like existing 411 services, callers can use the proper name of the business. Unlike existing 411 services, callers can locate a business by category much like they do with printed, Yellow Pages-style directories or on-line local search engines.

Proper  Name  Searching

If the caller knows the name of the business they are searching for they simply state it when prompted to do so. Once located, the caller is offered a selection of the information available for that listing, such as its phone number or address.

Category  Based  Searching

If the caller does not know the proper name of the business, they state the category of business they need. Free11 provides a list of businesses from that category, and the caller selects the one they would like to receive information on.

For the caller's convenience, Free11 gives the caller the option of sorting the results by the businesses' locations and ultimately by popularity based on prior requests. This way the caller is able to make the same kinds of judgments they do with their Yellow Page directory when trying to find a business. Which one is closer? Which one is more convenient to me? Which one appears more popular or successful?

ADVANCED  DIRECTORY  ASSISTANCE  SYSTEM

Free11 uses the Proximity platform running the ADA system. A major Tier 1 carrier piloted the ADA system for 18 months; the ADA product has proven effective in handling wireless directory assistance traffic in excess of 5.7 million calls.

The prime benefits to this platform are its flexibility, scalability, and industry leading automation performance.



                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]



The ADA system provides a flexible voice recognition interface and location-based application platform capable of providing service in up to 26 different languages.

The ADA system has been designed to provide automation of directory assistance inquiries seamlessly with live operator assist for those calls that are not automatable. The ADA system offers industry leading automation rates of over 40% of business inquiries. Offering a significant cost advantage over purely live operator assisted services.

We also purchased the patents and licenses (the IP) of 668158 BC Ltd., a private BC corporation wholly owned by John Taschereau, the inventor of the patents and now an officer of FRDC. We purchased the IP with a note valued at $500,000 US, payable at $10,000 per month over 30 months. The company will begin to make payments upon securing funding over $2,000,000.

FUTURE  PRODUCT  EXPANSION

We believe there is a significant value to be realized by applying our Proximity platform to as broad a spectrum of applications as it is capable of. As mobile information services expand their reach and content options, we will be uniquely positioned to service this market in an efficient and compelling manner.

As consumer awareness increases, we will be able to supply growing demand for enhanced services such as carrier-independent voice mail and unified messaging, mobile mapping and directions, reminder and concierge type services and other market-vertical information services.

The growing demand for enhanced services, provided independently from the incumbent carriers, is evidenced by the emphasis found in number portability.
Consumers want the personalized services with continuity and without being locked into a specific provider or network. They want the option to move to a more cost effective plan or provider without having to change all of their established contact and communications information.

Personal  Portal  :  Microsoft  Outlook  on  Your  Mobile  Phone

-     Voice  Mail
-     Unified  Messaging
-     Voice  Activated  Dialing
-     Voice  Activated  Scheduling
-     Driving  Directions  to  Contacts

Our Personal Portal transforms Microsoft Outlook systems using Microsoft Exchange Server into a mobile applications and location-based system. Users can access Outlook from any phone, anywhere, anytime to send and receive email and voice messages, call contacts (without known phone numbers), forward contact information, get turn-by-turn directions to contacts (without knowing addresses) and even get scheduling information.

Personal Portal brings mobility to one of the world's most popular contact management and email platforms and in turn creates one of the most powerful workforce automation and personal assistant tools available. By leveraging
Microsoft Outlook as one of the more popular contact repositories in use, Personal Portal alleviates the need for programming contact phone numbers into other devices or generating lists of contact numbers.

On the surface, Personal Portal functions like any standard voice mail service. Voice mail is instantly deposited into Outlook allowing web access from anywhere. Pressing # and entering a PIN number, however, releases a wealth of powerful personal and enterprise communications functionality. Inbox, Contacts and Scheduling services in Microsoft Outlook have been voice-enabled allowing, users to use one of the most popular communications tools from their mobile and landline phone.

Personal Portal is an "in network application" and requires no software installation on the end-user's computer: no integration hassles or support problems. We can offer Personal Portal by subscription in true turnkey fashion.

BUSINESS  MODEL
---------------

As mobile telecommunication continues to expand, callers will rely more frequently on telephone-based 411 directory assistance rather than the traditional printed directories. We designed our business strategy, in implementing Free11 , to take advantage of this trend. According to our market investigations, many businesses derive as much as 30% of their annual revenue from inbound calls from Yellow Pages, and there is a real concern that there is no advertising alternative for people on the go. We have filled that void and applied the time-proven Yellow Pages model to telephone directory service: build a strong customer base by offering free basic service, and realizing revenues through advertising and other services.

TOLL  FREE  TOUCH  POINT

As the initial entry point to Free11 , a toll free access point will enable any caller to access our service regardless of network, service provider or telephone handset. This universal access provides Free11 an advantage over the traditional service providers who can only service the calls generated within their own network.

Free11 is the caller's best friend. We provide for free a valuable service that callers are used to paying on average up to $1.25 per call for, plus airtime in some instances. This free basic service will drive up caller volume and allow us to derive revenue from other sources, including advertising and premium service options.

SOURCES  OF  REVENUE

With the attractiveness of our free, valuable product to consumers, Free11 presents many revenue opportunities. We will implement several programs designed to reap the rewards of a strong customer base:

Customer  Connect

With the Customer Connect program, Free11 can directly connect a business to a caller who is actively searching for the products or services the business offers. Businesses subscribing to Customer Connect ensure themselves that their business will be presented to both consumers asking for them by name and consumers simply asking for a business by type. In the case of a named search, the system will immediately connect the caller and the business, as opposed to providing an alternate business first, which would happen if the requested business is not a Customer Connect subscriber. This direct connection to customers is the essential link that allows businesses to reach and communicate with callers, and serves as the base entry revenue vehicle for FRDC. Business owners will pay a monthly entry fee of $19.95 to participate in the Customer Connect program.

As with Yellow Pages advertising, the value of Customer Connect to businesses goes beyond just the number of connections: it protects the business' competitiveness. Businesses thus face not only the value of being listed, but also the impact of not being listed and losing market share to competitors. This market protection aspect is a hallmark of the Customer Connect service. Callers to Free11 who request the number of a business that has not signed up for Customer Connect will be offered an alternative business that has.

Customer  Connect  Plus

In addition to the core value of the Customer Connect product, businesses can select from a range of enhancement options to improve both their placement and presentation to the caller. These enhancements include professionally produced audio presentation of the business' listing information that can match their offline brand, Audio Tag Lines for adding a branding message after their name, and specialized information options such as menus, product specials and coupons. Business owners will pay $49.95 per month for this enhanced version of the Customer Connect business model.

Business  Finder

For callers who only know what type of product or service they need, we have developed the Business Finder program. For callers, Business Finder operates like voice-activated, telephone version of the Yellow Pages: simply say the category of products or services the caller needs, and Free11 will list businesses that fit those needs.

For businesses, however, Business Finder is the telephone equivalent of bigger and fancier ads in the Yellow Pages. In printed directories, for the most part the largest ad wins. We applied this business reality to Free11 in two ways. First, if a business subscribes to Business Finder as a "premiere" listed business, Free11 will give the business preferential placement in the list of businesses offered to the caller. Second, such a "premiere" listed business can enhance their ad by including voice tags, tag lines, menus, coupons, and so forth. A business opting into this program will pay between $49.95 and $149.00 per month. Compared to ads in the local Yellow Pages, where a 2" x 2" ad can cost as much as $300.00 per month, Business Finder offers businesses an inexpensive and effective way to stick out in a sea of competitors.

Audio  Ads  and  Sponsorships

In addition to the more precise targeting of Customer Connect and Business Finder , Free11 can play one or more unsolicited audio advertisements during the call. These paid advertising spots serve as an attractive medium to build brand awareness and offer specials or coupons to the 411 calling audience in either broad or targeted campaigns. We will use audio advertising both as an independent revenue stream and as a sales incentive tool to drive business subscription to the Customer Connect core product.

We may also offer sponsorships of the overall service or specific features. This enables enhanced branding opportunities to businesses interested in delivering their message to targeted demographic segments of the calling public.

Caller  Subscription  Based  Services

As our valuable and free basic service attracts more and more callers, our potential sources of revenue will include not only business advertising, but also premium services subscribed to by the callers themselves. Callers to Free11 can add personalization and enhanced service features to their account through our web site. We will offer an ever increasing range of options and services, including frequently dialed numbers and access to Microsoft Outlook. Initial caller subscription features Free11 will provide are:

Enhanced Personalization - Subscribers can configure the service to better fit their calling habits and preferences such as language, geographic preferences, and frequently called numbers or classes saved to a "favorites list."

Voice Activated Dialing of Contacts - Subscribers can enter names and numbers from their personal list of contacts, and enable the voice dialing of those contacts through the Free11 access number.

Enhanced Voice Mail and Unified Messaging - Subscribers can access all of their Microsoft Outlook or other POP3 based email system content using a voice activated interface seamlessly within the Free11 service. This provides access to email, contacts, schedules, appointments, and voice mail messages by dialing the Free11 access number.

With the potential to add revenue sources, we will continue to evaluate opportunities to feature additional subscription services on an ongoing basis.

MANAGEMENT  STRATEGY

In anticipation of internal growth, we will organize resources to manage our development effectively, minimizing organic growth, while optimizing our use of excess capacity, where core competency in the telecommunications arena is made available. Our Chief Executive Officer is responsible for the strategic direction. Our Chief Scientist is responsible for our on-going patent strategy. Our Chief Financial Officer covers overall financial management, financial reporting, corporate administration, and investor relations.

EMPLOYEES

As of April 30th, 2006 we employed 7 full-time employees, of which three are in management and four are in product development, in addition to one independent contractor, our Vice

President of Marketing. We believe that our relations with our employees are good.

MARKETING
---------

Following  our  business  model,  our initial marketing efforts will be twofold:
(1) develop and drive the volume of calls received by Free11 to a 240-day target of 1 million calls, and (2) build awareness within the business community to the inherent value of being connected with consumers either seeking their business directly or seeking a product or service their business provides. Our long run goal is to drive caller volume to 10 million calls per month across the United States.

SALES  TO  BUSINESSES

Since we derive a significant amount of our potential revenue from businesses paying to be in the database, it is critical for us to make them aware of our service. Our approach to selling the Free11 Customer Connect product to businesses is through partner channels. These partners have an existing relationship with local businesses through the selling of advertising or related media products, which we will use to establish ourselves in the advertising community.

The primary partner relationships will be with traditional Yellow Page publishers, Certified Marketing Representatives (CMR's) and local on-line search engines. For businesses, the Customer Connect product is a seamless add-on to printed directory advertising. This cooperative channel relationship allows us to take advantage of the partners' existing sales force and customer relationships, and allows these partners to add a compelling product to their commission-generating portfolio and extend their brand into the growing wireless marketplace.

We will also engage channel partners in local radio and media. Specialist radio media buyers can offer high quality, targeted audio advertising through the Free11 service. The targeted audio sponsorships will provide a compelling addition to their standard audio spot advertising, enabling advertisers to reach consumers even when they are away from their cars and radios.

We may also engage advertising and direct marketing firms to market Free11 due to their highly targeted and direct response capabilities. Free11 provides a variety of methods through which these firms can add value to their customers and increase revenues.

We will devote our primary sales efforts to building and managing these marketing channels. Through the development and strengthening of these channel relationships, FRDC will not need its own street-level sales personnel, but can focus its sales efforts on larger corporate clients for wholesale directory assistance access. Building on this clear cost saving- and efficiency-based relationship we will offer additional integrated voice recognition services such as Unified Messaging, Voice Sites, and Custom application consulting and development.

MARKETING  TO  CALLERS

The ability to sell our product to businesses depends largely on how many consumers Free11 can reach. Our initial goal is to attract 1 million calls per month. To do so, our marketing efforts will focus on three key factors:

1.     The  basic  Free11  service  is  better  than  other  411  services;
2.     Free11  offers  enhanced  services  that  other  411 services do not; and
3.     Most  importantly,  the  call  is  free.

To spread this message, we will contact the local radio and television media for news coverage. According to tests and discussions with the media, we expect exceptional coverage as this is essentially a "feel good" consumer story: the small, enterprising company taking on big bad business, and doing it by offering consumers a valuable service for free. The news and radio outlets in the launch market, Seattle, Washington, have confirmed that FRDC will receive full coverage on all outlets.

We will also deploy billboard advertising in the local markets, along with email blasts and other significant promotional campaigns. One potential campaign is with the Better Business Bureau. We have discussed the possibility of the Bureau promoting Free11 to its constituency, in exchange for alerting Free11 callers whenever the caller selects or is offered a business that is a member of the Bureau.

GEOGRAPHIC  MARKET  DEPLOYMENT

Within the first 18 months of operation, we will deploy Free11 in several of the 40 largest US Metropolitan Statistical Areas (MSA's). Our first market launch in the US is in the Seattle MSA, which we chose as an ideal test market where we can refine the service and fully develop our channel partners before undertaking greater expansion. We chose Seattle as our first market launch due to its high wireless penetration, mid level population, well defined geography, and of course its proximity to our head office.

Once the Company has successfully launched in the US, it will pursue expansion throughout Europe where both paid and free 411 services are offered.

Seattle  Market  Specifics

The Greater Seattle Area is an ideal market to establish and measure the response rates and adoption rates for FRDC's Free11 service. The Seattle area ranks 15th on the list of the 40 largest MSA's in the US and consistently maintains this approximate ranking throughout the demographic spectrum. With a population of over 3.4 million and a workforce of over 1.7 million, our initial service launch provides a solid benchmark to measure and project growth as we expand into other areas. There are over 4 million 411 calls placed in the area each month.

Expansion  Schedule  and  Order

We will define the specific schedule and order of market expansion through ongoing assessments, including consultation with our sales channel partners. We will target the largest MSA's in our post Seattle expansion, possibly including New York, Los
Angeles, Philadelphia, Chicago, Dallas, Miami, Washington DC, Houston, Detroit, Boston, Atlanta, and San Francisco, and Inland California.

Working with our channel partners, we will also establish our presence in high profile tourist locations (such as Denver, Orlando and Las Vegas) and those MSA's that have demonstrated the largest growth over the past 10 years (such as Austin, Phoenix, and Riverside, CA).

The following table of the 40 largest MSA's in the US shows the possible candidates highlighted in blue for our next phases of expansion:

Rank  MSA Name                                              Population  10 yr Growth%
----  ----------------------------------------------------  ----------  -------------
1     New York-Northern New Jersey-Long Island, NY-NJ-PA2/  18,323,002            8.8
----  ----------------------------------------------------  ----------  -------------
2     Los Angeles-Long Beach-Santa Ana, CA                  12,365,627            9.7
----  ----------------------------------------------------  ----------  -------------
3     Chicago-Naperville-Joliet, IL-IN-WI                    9,098,316           11.2
----  ----------------------------------------------------  ----------  -------------
4     Philadelphia-Camden-Wilmington, PA-NJ-DE               5,687,147            4.6
----  ----------------------------------------------------  ----------  -------------
5     Dallas-Fort Worth-Arlington, TX                        5,161,544           29.4
----  ----------------------------------------------------  ----------  -------------
6     Miami-Fort Lauderdale-Miami Beach, FL                  5,007,564           23.5
----  ----------------------------------------------------  ----------  -------------
7     Washington-Arlington-Alexandria, DC-VA-MD              4,796,183           16.3
----  ----------------------------------------------------  ----------  -------------
8     Houston-Baytown-Sugar Land, TX                         4,715,407           25.2
----  ----------------------------------------------------  ----------  -------------
9     Detroit-Warren-Livonia, MI                             4,452,557            4.8
----  ----------------------------------------------------  ----------  -------------
10    Boston-Cambridge-Quincy, MA-NH                         4,391,344            6.2
----  ----------------------------------------------------  ----------  -------------
11    Atlanta-Sandy Springs-Marietta, GA                     4,247,981           38.4
----  ----------------------------------------------------  ----------  -------------
12    San Francisco-Oakland-Fremont, CA                      4,123,740           11.9
----  ----------------------------------------------------  ----------  -------------
13    Riverside-San Bernardino-Ontario, CA                   3,254,821           25.7
----  ----------------------------------------------------  ----------  -------------
14    Phoenix-Mesa-Scottsdale, AZ                            3,251,876           45.3
----  ----------------------------------------------------  ----------  -------------
15    Seattle-Tacoma-Bellevue, WA                            3,043,878           18.9
----  ----------------------------------------------------  ----------  -------------
16    Minneapolis-St. Paul-Bloomington, MN-WI                2,968,806           16.9
----  ----------------------------------------------------  ----------  -------------
17    San Diego-Carlsbad-San Marcos, CA                      2,813,833           12.6
----  ----------------------------------------------------  ----------  -------------
18    St. Louis, MO-IL                                       2,698,687            4.6
----  ----------------------------------------------------  ----------  -------------
19    Baltimore-Towson, MD                                   2,552,994            7.2
----  ----------------------------------------------------  ----------  -------------
20    Pittsburgh, PA                                         2,431,087           -1.5
----  ----------------------------------------------------  ----------  -------------
21    Tampa-St. Petersburg-Clearwater, FL                    2,395,997           15.9
----  ----------------------------------------------------  ----------  -------------
22    Denver-Aurora, CO1/                                    2,179,240           30.7
----  ----------------------------------------------------  ----------  -------------
23    Cleveland-Elyria-Mentor, OH                            2,148,143            2.2
----  ----------------------------------------------------  ----------  -------------
24    Cincinnati-Middletown, OH-KY-IN                        2,009,632            8.9
----  ----------------------------------------------------  ----------  -------------
25    Portland-Vancouver-Beaverton, OR-WA                    1,927,881           26.5
----  ----------------------------------------------------  ----------  -------------
26    Kansas City, MO-KS                                     1,836,038           12.2
----  ----------------------------------------------------  ----------  -------------
27    Sacramento--Arden-Arcade--Roseville, CA                1,796,857           21.3
----  ----------------------------------------------------  ----------  -------------
28    San Jose-Sunnyvale-Santa Clara, CA                     1,735,819           13.1
----  ----------------------------------------------------  ----------  -------------
29    San Antonio, TX                                        1,711,703           21.6
----  ----------------------------------------------------  ----------  -------------
30    Orlando, FL                                            1,644,561           34.3
----  ----------------------------------------------------  ----------  -------------
31    Columbus, OH                                           1,612,694           14.8
----  ----------------------------------------------------  ----------  -------------
32    Providence-New Bedford-Fall River, RI-MA               1,582,997            4.8
----  ----------------------------------------------------  ----------  -------------
33    Virginia Beach-Norfolk-Newport News, VA-NC             1,576,370            8.8
----  ----------------------------------------------------  ----------  -------------
34    Indianapolis, IN                                       1,525,104           17.8
----  ----------------------------------------------------  ----------  -------------
35    Milwaukee-Waukesha-West Allis, WI                      1,500,741            4.8
----  ----------------------------------------------------  ----------  -------------
36    Las Vegas-Paradise, NV                                 1,375,765           85.5
----  ----------------------------------------------------  ----------  -------------
37    Charlotte-Gastonia-Concord, NC-SC                      1,330,448           29.8
----  ----------------------------------------------------  ----------  -------------
38    New Orleans-Metairie-Kenner, LA                        1,316,510            4.1
----  ----------------------------------------------------  ----------  -------------
39    Nashville-Davidson--Murfreesboro, TN                   1,311,789           25.1
----  ----------------------------------------------------  ----------  -------------
40    Austin-Round Rock, TX                                  1,249,763           47.7
----  ----------------------------------------------------  ----------  -------------

WHOLESALE  ENTERPRISE  AND  CLEC  "411"  TOUCH  POINT

Many opportunities exist today for Free11 to replace existing providers as the default destination of dialing 4-1-1 on their handset in addition to dialing our universal access number. Non-affiliated wireless and competitive local exchange carriers (CLEC's) as well as Fortune 1000 based Public Branch Exchanges (PBX's) can direct their 4-1-1 dialed calls seamlessly to Free11 to take advantage of the significant cost savings we deliver and/or provide for themselves a significant competitive advantage over established rivals. Free11 can offer far better competitive rates to Independent Cellular providers like T-Mobile who currently use Incumbent Local Exchange Carriers (ILEC's) or live operator outsourcing providers.

DEREGULATION  OF  RETAIL  "411"  TOUCH  POINT

With a possible deregulation of individual service elements such as 311, 411 and 511, individual subscribers will be able to choose their preferred provider of these services independent of the carriers. Free11 provides a compelling option for subscribers looking for ways to lower their monthly bill. For subscribers who pre-select Free11 as their directory assistance provider, all 4-1-1 calls placed from their phone will be routed to us, eliminating the need to dial an alternate number. For this reason, we will use local 10 digit numbers for callers to call initially. FRDC's ultimate goal is to take over the 4-1-1 touch point from the incumbent providers.

COMPETITION
-----------

411-style directory assistance (DA) information has traditionally been the domain of large, incumbent carriers. With the deregulation of telecom services, several new players have entered the market. Additionally, with the advancement in specific technologies such as wireless phones and GPS-based telematics services, the consumer's expectations for more advanced services have grown tremendously. FRDC enjoys several advantages when compared to the competition.

TRADITIONAL  411  SERVICE  PROVIDERS

Traditional DA service providers include the ILEC's such as Verizon, Bell South and SBC Communications. The traditional 411 service providers account for more than 90% of the DA market in North America.

These DA service providers continue to be heavily regulated by both the Federal Communications Commission (FCC) in the United States, and the Canadian Radio and Telecommunications Commission (CRTC) in Canada. They are required to provide DA as part of their tariffed services and must meet specific requirements under the supervision of the regulating body in each country.

Traditional DA service providers have some of the highest costs per call in the industry due to their regulated status as well as their longer term unionized employee base. Their ability to compete with Free11 will be limited as they are required to apply to the regulating bodies for modification of their 411 tariff. Additionally, without a technology platform capable of automating a significant number of calls, their cost base will continue to pose a barrier to competition with Free11 .

ALTERNATIVE  OR  ENHANCED  SERVICE  PROVIDERS

With deregulation and through technological advancements such as GPS telematics units in vehicles, several alternative service companies have entered the market. Services such as Onstar and InFone offer, in addition to their primary safety or concierge services, DA information such as roadside assistance, unified messaging, and scheduling or reminder services. These services require a monthly subscription fee for access and/or charge a per-call and per-minute usage charge. In the case of Onstar , access is limited to vehicles equipped with the required GPS enabled hardware.

Over the past few years we have seen the emergence of "Free" directory information services, primarily on the internet. We expect to see more phone based directory information services utilizing an advertising supported revenue model. One such service is 1-800-San Diego which launched in mid 2002 that offers a Free, phone based directory lookup for local businesses in the San Diego area. The service has reported to have received approximately 2 million calls to date.

PRINTED  DIRECTORIES

The Yellow Pages directories business is largely dominated by the incumbent telephone companies or their subsidiaries. The largest publishers are Verizon Information Services with their SuperPages brand and SBC Directory Operations which publishes over 800 directories across the country.

The value Yellow Pages publishers offer to businesses as an advertising medium is their broad reach in the market place enabled through free distribution to phone subscribers' homes. The Yellow Pages directory has become valued as a convenient and free source for directory information in the home or office. This basic utility combined with the geographic segmentation of the directories offers businesses an attractive method to reach consumers in the area that business serves.

With the growth in wireless subscribers and the offsetting decline in land line subscribers, the value of printed directory advertising is declining and may eventually become obsolete. Mobile subscribers will not be carrying a 5 lb book with them to search for a listing, but instead will seek out alternative sources for this information that are more convenient. The projected growth in 411-style telephone DA over the next 3 to 5 years is directly attributable to the displacement of land line subscribers by the mobile wireless subs.

Free11 offers businesses the core value of the printed Yellow Pages directory, with the universal access offered by 411 DA. Wireless subscribers will enjoy the same free access to classification-based listing information offered by the Yellow Pages directory and other on-line classification based search engines.

RISK  FACTORS
-------------

The Company faces a number of risks and uncertainties which in some cases also represent opportunities for its business.

LIMITED  OPERATING  HISTORY

FRDC is a development stage company and has not launched its products into the market. As a result we have no history with which to assess its future success. As a new company in a rapidly evolving market, we may not be able to successfully assess or address certain risks and difficulties, which may materially harm our business and operating results.

The Company has not earned profits to date, and as at September 30, 2005, had an accumulated deficit of $1,626,225. We had a net loss of $1,071,378 for period from August 25, 2004 (inception) to September 30, 2005. The Company has incurred negative cash flow since its inception. Our continued operations are dependent upon our ability to obtain additional or alternative financial support from shareholders or others.

DEPENDENCE  ON  TECHNOLOGICAL  ADVANTAGES

Our success will depend upon its ability to continue to be the leader in voice initiated information search and voice interfaces to unified messaging systems. The Company will continue to improve the speed, performance, scalability, reliability and feature set. hawse have patent applications in place but there are no patents pending or issued.

COMPETITION

Our primary focus is the application of voice-initiated technology. The Company expects competition in the voice-initiated information search market and voice interface market to continue to increase. We compete with traditional voice recognition technology companies and marketing driven organizations that license these technologies. Large internet portals such as Yahoo, Google and MSN are investing heavily in voice-initiated search and voice interface products. Many of our current competitors have longer operating histories, significantly greater financial, technical, marketing or other resources and larger customer and/or channel partner bases. In addition, competitors are expected to continue to establish exclusive relationships with major portals, local search engines, and wireless telecom players to expand their businesses or offer more comprehensive products and services.

Further, we operate in the Telecommunications market, which is itself extremely competitive and rapidly changing. We believe that the primary competitive factors in this market:

-     Brand  recognition;
- The cost-effectiveness, convenience and reliability of the services being offered; and
- The ability to provide a service to the consumer that is easy to use and free.

Significant competitive threats may come from a number of sources, including but not limited to ILEC's throughout North America.

OUR  BUSINESS  MODEL  IS  EVOLVING

The market for our services is at an early stage and is rapidly evolving. There are an increasing number of market entrants who have introduced or are developing competing products and services. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are uncertain. Moreover, critical issues concerning the Internet and more specifically Voice-Over Internet Protocol (VOIP), including security, reliability, cost, ease of use and quality of service, remain unresolved and may affect growth of the use of the Internet in general. Enterprises that have invested substantial resources in other methods of conducting business have tended to be slow to adopt a new strategy that may limit or compete with their existing business. They have also had to overcome technical obstacles and develop new business models to succeed in this new environment.

OUR  FINANCIAL  RESULTS  ARE  LIKELY  TO  FLUCTUATE

Financial results typically vary on a quarterly basis, and our financial results are likely to fluctuate substantially in the future. These fluctuations may be caused by several factors, many of which are beyond our control. These factors include:

-     The  overall  level  of  demand  for  the  services  we  intend  to offer;
- Our ability to develop and maintain strategic relationships with third parties to further market penetration;
-     Seasonal  trends  in  4-1-1  usage;
-     Our  ability to secure relationships with the business community at large;
-     The  productivity  of  our  direct  sales  force;
- The amount and timing of increased expenditures for expansion of our operations, including the hiring of new employees, capital expenditures and related costs;
-     Our  ability  to continue to enhance, maintain and support our technology;
-     Our  ability  to  attract  and  retain  personnel;
- The introduction of new or enhanced services by us, or other companies that compete with us;
-     Price  competition  or  pricing  changes  in  the  411  arena;
- Technical difficulties, system downtime, system failures or Internet brown-outs;
- Political or economic events and governmental actions affecting our operations or content; and
- General economic conditions and economic conditions specific to the VOIP and 4-1-1 services.

Any one or more of these factors or other factors could affect our financial results.

WE  RELY  ON  THIRD  PARTIES

In the early stage of development we are only projecting to automate 30-40% of all incoming calls. So we will rely on third party service bureaus to handle 70% of consumers calling in. Over time this trend will reverse itself, but not for up to 12 months. We may not be successful in developing these relationships in a timely manner or in developing enough such relationships to successfully market our services regionally, nationally and globally. If we do not, this could materially adversely affect our business.

WE  DEPEND  ON  KEY  PERSONNEL;  WE  NEED  TO  HIRE  ADDITIONAL  PERSONNEL

Our performance depends on the continued services and on the performance of our senior management and other key personnel, particularly Robin Hutchison, our Chief Executive Officer. Our performance also depends on our ability to retain and motivate our other officers and key employees. If we lose the services of any of our executive officers or other key employees, our business, prospects, financial condition and results of operations could be materially adversely affected. We do not have long-term employment agreements with any of our key personnel and maintain no "key person" life insurance policies. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, sales and marketing, and business development personnel. Competition for such personnel is intense, and we may be unable to successfully attract, assimilate or retain sufficiently qualified personnel. If we fail to retain and attract the necessary personnel our business, prospects, financial condition and results of operations could be materially adversely affected.

OUR  INTERNATIONAL  EXPANSION  PLANS  INVOLVE  RISKS

One potential component of our strategy is expanding our operations into international markets. Since most countries have a dominant telecommunications company, our ability to penetrate foreign markets will depend substantially upon establishing early business relationships in these countries. Even if we are able to establish solid business relationships within these countries, our success in these markets will depend on our ability to adapt our North American business model to foreign markets. We do not have experience in developing localized versions of our business model, including our marketing and sales support infrastructure, internationally and we may not be able to successfully do so. In addition, to the extent that we rely on our foreign business partners to provide a local sales force and to market and distribute our products, our success in these markets will be directly linked to the success of our business partners in such activities. If our business partners fail to successfully establish operations and sales and marketing efforts in these markets, our business could suffer.

In addition to the risks that are specific to our industry, we face a number of risks inherent in doing business in international markets, including, among others:

-     Unexpected  changes  in  regulatory  requirements;
-     Potentially  adverse  tax  consequences;
-     Export  controls  relating  to  software  technology;

-     Tariffs  and  other  trade  barriers;
-     Difficulties  in  staffing  and  managing  foreign  operations;
-     Changing  economic  conditions;
- Exposures to different legal standards (particularly with respect to intellectual property and distribution of information over the Internet);
-     Burdens  of  complying  with  a  variety  of  foreign  laws;
-     Fluctuations  in  currency  exchange  rates;  and
- Seasonal reductions in business activity during the summer months in Europe and certain other parts of the world.

If  any  of  these  risks  occur,  our  business  could  suffer.

WE  MAY  BE  UNABLE  TO  BUILD  STRONG  BRAND  LOYALTY

We believe that establishing and maintaining our brand loyalty is critical to attract consumers, businesses and strategic partners. Furthermore, we believe that the importance of brand loyalty will increase as low barriers to entry encourage the proliferation of consumer use of our Free11 system. In order to build market ubiquity, we intend to co-brand with businesses and strategic accounts that have an established presence, large-scale advertising and promotion campaigns and proven high traffic. We cannot assure you that we will be able to establish these strategic relationships or that, once established, such relationships will contribute to building credibility and recognition of the Free DA name.

We also intend to increase spending substantially in response to competitive pressures and in order to create and maintain brand loyalty among consumers. We plan to accomplish this by conducting advertising campaigns and by conducting advertising in traditional forms of media such as targeted trade and high-level business publications, radio and billboards. We believe that advertising rates and the cost of our advertising campaigns in particular, could increase substantially in the future. If our branding efforts are not successful, our business, results of operations and financial condition may be materially and adversely affected.

Promotion and enhancement of the Free DA and Free11 brands will also depend, in part, on our success in consistently providing a high-quality consumer experience in using our Free11 system. If consumers and businesses do not perceive our service offerings to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by such groups, the value of our brand could be impaired or diluted. Such brand impairment or dilution could decrease the attractiveness of Free11 to one or more of these groups, which could materially and adversely affect our business, results of operations and financial condition.

OUR  BUSINESS  RELIES  ON  THE  PERFORMANCE  OF  OUR  SYSTEMS

Our success depends, in part, on the performance, reliability and availability of our Free11 system. Our revenues depend, in large part, on the number of users that access our service. Our computer and communications hardware is located at our offices in Richmond, Canada. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, internet breakdown, break-in, earthquake and similar events. We do not have a formal disaster recovery plan, and we do not carry business interruption insurance that is adequate to compensate us for losses that may occur. In addition, systems that use sophisticated software may contain bugs, which could also interrupt service. Any system interruptions resulting in the unavailability of our content services would reduce the volume of users able to access our service and the attractiveness of our service offerings to our strategic partners, which could harm our business.

WE  MAY  BE  SUBJECT  TO  LEGAL  PROCEEDINGS

From time to time we may be subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if not meritorious, could require the expenditure of significant financial and managerial resources, which could harm our business.

INTERNALLY  DEVELOPED  SOFTWARE  AND  SYSTEMS  MAY  FAIL  OR  BECOME  INADEQUATE

We have developed custom software for our network servers. This software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may or may not be able to fix. We must expand and upgrade our technology, transaction-processing systems and network infrastructure if the use of our services increases substantially. We could experience periodic temporary capacity constraints, which may cause unanticipated system disruptions, slower response times and lower levels of customer service. We may be unable to accurately project the rate or timing of increases, if any, in the use of our services or expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner. Any inability to do so could harm our business.

RAPID  TECHNOLOGICAL  CHANGE  MAY  AFFECT  OUR  COMPETITIVE  ADVANTAGE

Rapidly changing technology, evolving industry standards, evolving customer demands and frequent new product and service introductions characterize our market. Our market's early stage of development further emphasizes these characteristics. Our future success depends in significant part on our ability to improve the performance, and reliability of our services in response to both the evolving demands of the market and competitive product offerings. If our efforts in these areas are not successful, our financial results could be adversely affected.

CONSUMER  PERCEPTIONS  MAY  CHANGE

Our performance depends, in part, on the development of demand for products and services that provide an alternative to what is available today from ILEC's and other service bureaus. Demand for alternative solutions has been fuelled in part by wide-spread poor level of services being offered by the incumbents and the high cost of these services. These conditions may change and our no cost competitive advantage may disappear. If they do, consumers may return to the incumbent due to ease or long distance cut rates for 411 users, and our business could suffer.

OUR  NETWORKS  FACE  SECURITY  RISKS

Even though we have implemented security measures, our networks may be vulnerable to unauthorized access by hackers, computer viruses or other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our operations. Internet and online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Although we intend to continue to implement industry-standard security measures, persons may be able to circumvent the measures that we implement in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users.

WE  MAY  BE  UNABLE  TO  ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY
RIGHTS

Our success depends significantly upon our proprietary technology. To protect our proprietary rights, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or services or obtain and use information that we regard as proprietary. In addition, others could possibly independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer.

Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, we may receive notice of claims of infringement of other parties' proprietary rights. Any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could suffer.

WE  MAY  BECOME  SUBJECT  TO  GOVERNMENT  REGULATION

Our operations may at some point in the future, become subject to state and or federal regulations. Because the Telecommunications sectors are highly regulated and our services in particular are so new, the application of many of these regulations is uncertain and difficult to interpret. The agencies responsible for the interpretation and enforcement of these regulations could amend those regulations or issue new interpretations of existing regulations. It is also possible that new legislation may be passed that imposes additional regulation on us. Any such change in the regulations applicable to our business could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance. In addition, if a regulatory agency or law enforcement authority should assert that we are failing to comply with existing regulations, the costs of responding to such a challenge could result in significant drains on our financial and management resources, which could have a material adverse effect on our business, financial condition or operating results.

Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, content, characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our services and increase our cost of doing business or could otherwise have a material adverse effect on our business, financial condition or operating results.

WE  REQUIRE  FUNDING

Financing is required in order to execute on the North American business model. If we raise additional funds by selling stock, the percentage ownership of our then current shareholders will be reduced. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit our operations significantly. Our future capital requirements depend upon many factors, including, but not limited to:

-     The  rate  at  which  we  expand  our  sales  and  marketing  operations;
-     The  extent  to  which  we  develop  and  upgrade  our  technology;
-     The  rate  at  which  we  expand  internationally;  and
-     The  response  of  competitors  to  our  service  offerings.

WE  HAVE  BROAD  DISCRETION  IN  SPENDING  THE  OFFERING  PROCEEDS

We expect to use the net proceeds from this offering for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. Consequently, our management will have the discretion to allocate the net proceeds to uses that shareholders may not deem desirable. We cannot predict whether our investments will yield a favorable return.

ITEM  2.
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS.

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF FREE DA CONNECTION SERVICES, INC. AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING. STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS AND ELSEWHERE IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS."

The following is a discussion of the consolidated financial condition and results of operations of Free DA Connection Services Inc. (formerly Precise Positioning Products, Inc.) ("FRDC or the Company") for:

     The  period  August  24,  2004 (inception) to September 30, 2004 (audited);
     The  fiscal  year  ending  September  30,  2005 compared to the fiscal year ending  September  30,  2004  (audited);  and
     The six month period ending March 31, 2006 compared to the six month period ending March 31, 2006 (unaudited).

This discussion and analysis has been prepared by FRDC's management and should be read in conjunction with the Company's audited consolidated financial statements for the period August 24, 2004 (inception) to September 30, 2005, and the accompanying notes; the Company's unaudited interim consolidated financial statements for the three month period ending December 31, 2005, and the accompanying notes; and the Company's unaudited interim consolidated financial statements for the six month period ending March 31, 2006, and the accompanying notes.

CORPORATE  REORGANIZATION
-------------------------

FRDC had been inactive since incorporation on August 24, 2004 with the exception of stock issuances for nominal consideration.

On December 30, 2004 Free DA Connection Services, Inc., a company organized in British Columbia, Canada (Free DA Canada), acquired 100% of the issued and outstanding common shares of Via Vis Technologies, Inc. (Via Vis) a company also registered in British Columbia, Canada. Under the terms of the Stock Exchange Agreement, the Company issued 10,479,143 shares of its common stock to the shareholders of Via Vis on a basis of 1 Free DA Canada share for each 1.4 Via Vis share held.

On January 13, 2005, FRDC entered into a Reorganization and Stock Purchase Agreement with Free DA Canada. Under the terms of the agreement, the Company issued 10,479,143 common shares as consideration for an equivalent number of common shares in Free DA Canada which represented 100% of the issued common equity in Free DA Canada resulting in a transfer of control of the Company to the shareholders of Free DA Canada.

The consolidated financial statements of the combined entity are issued under the name of the legal parent, Free DA Connection Services Inc., but are considered to be a continuation of the business of the legal subsidiary. As Free DA Canada is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying value.

During the period ended September 30, 2005, FRDC conducted a rollback of all outstanding voting common shares at a ratio of 1:380, and as a result 75,925,820 shares were rolled back to 199,844.

CORE  BUSINESS,  VISION  AND  STRATEGY
--------------------------------------

CORE  BUSINESS

FRDC is a voice application software company based in the United States. The Company is currently engaged in the development of software infrastructure and application technology that focuses on advanced voice initiated information search solutions as well as a voice interface for unified messaging system. Thus, although the goal for the near future is to apply our technology to 411-style telephone directory assistance, our project is "pre-commercialization". We have made significant investment in development of our products and are scheduled to distribute our products in the second half of calendar 2006.

VISION  AND  STRATEGY

FRDC's vision is to be the leading provider of voice initiated search technology in the directory assistance and local search markets and the leading provider of unified messaging voice interface technology for the mobile market.

As the use of mobile phones increases, the Company is poised to capitalize on the need for individuals to access information through voice rather than through text on the web, on a mobile device or through a traditional phone directory.

FRDC's shares are presently listed for trading on the pink sheets under the symbol FRDC.PK.

KEY  PERFORMANCE  DRIVERS

The  major  factors  that  will  drive  the  Company's  results  are:
-     technology
-     distribution  channels
-     consumer  and  business  adoption

Technology: The development of FRDC's technology is critical for the Company to launch its products into the market place. The applications are being developed on an open source technology base.

Distribution channels: The Company does not intend to sell its products or services directly to consumers or businesses. We will be implementing a go to market strategy that is dependent upon the development of a sales channel and a licensing model.

Consumer and business adoption: As with all new products in a market the key is adoption. With the voice initiated search product, both consumer usage and business advertisers' adoption rates will drive the Company's results. Sales and marketing activities of our partner will be a key factor in both consumer and business adoption. With the unified messaging voice interface, consumer adoption will also be driven by the marketing activities of our channel partners.

CRITICAL  ACCOUNTING  POLICIES
------------------------------

CONSOLIDATION

The Company's financial statements include the results of FRDC and its wholly-owned subsidiary Vox Logic, Inc., a British Columbia, Canada corporation (formerly Free DA Canada). All inter-company transactions have been eliminated.

EQUIPMENT  AND  INTELLECTUAL  PROPERTY

Equipment is stated at cost less accumulated depreciation. Depreciation is provided at various rates designed to amortize the assets over the estimated useful lives. The depreciation rates are as follows:

     Equipment            20%     Declining  balance
     Computer  equipment       30%     Declining  balance
     Computer  software     100%     Declining  balance

One-half  of  the  annual  rate  is  used  in  the  year  of  acquisition.

USE  OF  ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing for depreciation of equipment. Actual results could differ from these estimates.

INCOME  TAXES

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2005 a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

FINANCIAL  INSTRUMENTS

The Company's financial instruments consist of cash, accounts payable, accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Management has determined that the fair values of these financial instruments approximate their carrying values due to the short term maturity of the instruments.

LONG-LIVED  ASSETS

The carrying values of long-lived assets with fixed or determinable lives, which includes equipment, are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations by management's estimate or recoverable value.

RISK  MANAGEMENT

The  Company  is  currently  not  exposed  to  significant  interest  rate risk.

The  Company  does  not  use  derivative  instruments  or  hedging.

REVENUE  RECOGNITION

The Company is currently in the pre-revenue phase of its business plan. Revenue will be recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured.

STOCK-BASED  COMPENSATION

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation -
Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123, "Accounting for
Stock-Based  Compensation" ("SFAS No. 123").  The purpose of SFAS No. 148 is to:
(1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the period ended September 30, 2005.

The Company has elected to continue to account for stock options granted to employees and officers using the intrinsic value based method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. The Company applies the fair value method using the Black-Scholes option-pricing model in accounting for stock options granted to employees and consultants.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The  Company  has  also  adopted  the  provisions  of  the  Financial Accounting
Standards  Board  Interpretation  No.  44,  Accounting  for Certain Transactions
Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB No. 25.

STOCK-BASED  PAYMENT

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant date fair value of the award. (i.e. the requisite service period or vesting period). The Company has adopted SFAS 123R effective at the beginning of the current fiscal year in accordance with the requirement that this standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005.

RECENT  ACCOUNTING  PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Option No. 29, Accounting for Non-monetary Transactions ("SFAS 153") SFAS 153 requires that exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. The Company has adopted SFAS 153 effective at the beginning of the current fiscal year in accordance with the requirement that this standard becomes effective for fiscal periods beginning after June 15, 2005.

NON-CAPITAL  RESOURCES
----------------------

The Company's critical non-capital resources required to achieve its goals include its employees, product brand, and intellectual property.

The employees, along with the Company's culture and values, drive how the organization functions and is critical to its success. A formal human resources plan will be developed in order to ensure that the Company continues to focus on its employees. As a part of this plan, we will identify core competencies for current and future positions in order to map out career options. In fiscal year 2006 we will increase the number of employees in product development, business development and marketing in order to grow the business.

Our brand is also critical to our success. We have developed leading edge voice-initiated information search and voice interface products. Ensuring that the difference between our products and our competitors' offerings are continuously communicated in the Company's business-to-business advertising and business-to-consumer advertising is key to growing the brand recognition.

Maintaining a strong lead in our intellectual property is important to competing in this market place. Ensuring the Company's products have a technical and process advantage will provide an opportunity to be successful over the long term. Furthermore, obtaining the appropriate patents on the intellectual property is important to protecting this asset.

FISCAL  YEAR  ENDING SEPTEMBER 30, 2004 COMPARED TO FISCAL YEAR ENDING SEPTEMBER
--------------------------------------------------------------------------------
30,2003
-------

During the period beginning August 24, 2004 (inception), and ending September 30, 2004, FRDC was inactive with the sole exception of stock issuance for nominal consideration. Accordingly, all transactions during this period are included in the discussion of the fiscal year ending September 30, 2005, as compared to the fiscal year ending September 30, 2004.

FISCAL  YEAR  ENDING SEPTEMBER 30, 2005 COMPARED TO FISCAL YEAR ENDING SEPTEMBER
--------------------------------------------------------------------------------
30,  2004
---------

LIQUIDITY  AND  CAPITAL  RESOURCES

Cash flow from financing activities for the period from August 24, 2004 to September 30, 2005 amounted to $340,085. Cash flow from related parties' advances amounted to $165,207.

We raised $337,500 from the issuance of 875,000 common shares and 168,750 warrants. 475,000 common shares were issued at $0.50 per share and the remaining 400,000 common shares were issued at $0.25 per share. Each warrant allows the holder thereof to purchase one common share at $0.10 per share over a 24 month period.

We  raised  $2,500  through  the exercise of 25,000 warrants at $0.10 per share.

BALANCE  SHEET

Cash amounts to $12,814 at the end of September 30, 2005. The Company utilized its cash raised through the financing activities to continue the development of its voice initiated information search and voice interface to unified messaging products. The Company requires raising additional cash through financing activities in the subsequent fiscal year in order to complete the development of its products and to begin to develop the business relationships that will assist in growing the business towards a cash flow positive position.

Prepaid  expenses  of  $6,499  consist  primarily  of  rent  paid  in  advance.

Equipment in the amount of $97,151, net of accumulated depreciation, consists primarily of computer equipment and software used in the development of the Company's products.

Accounts  payable in the amount of $192,711 consist primarily of trade payables.

Due to related parties in the amount of $526,771 on a current basis and $75,000 on a long term basis consists of amounts due to an officer and director and to two companies controlled by an officer of the Company.

$203,717 of liabilities consists of loans payable to a director and officer of FRDC.

A further $100,000 represents notes payable pursuant to a Technology Purchase Agreement with 668158 BC Ltd., a company controlled by a major shareholder and officer of FRDC. We purchased technology and intellectual property rights from 668158 BC Ltd. for a sum of $500,000. An annual minimum percentage of gross revenues earned by FRDC in the amount of $25,000 is due and payable on the 10th day of January commencing January 10th 2006 and for a minimum of four years.
The payment to be made to 668158 BC Ltd. is the maximum of 2 % of gross revenues or $25,000 each year to a maximum of $500,000. The minimum payments have been recorded in the liabilities of FRDC.

$300,000 relates to a promissory note due to Via Vis Technologies Inc, a company wholly owned and controlled by a major shareholder and officer of FRDC. The note payable bears an interest rate of 6% per annum compounded annually and is repayable in full upon FRDC receiving $2,000,000 in total aggregate equity or debt funding or on a pro-rata basis as the funding is received.

Approximately $2,000 of liabilities of FRDC are funds loaned to Via Vis Technologies Inc.

Stockholders' deficiency in the amount of $678,018 is driven by the net loss in the period of
$1,071,378 described below and the deficit assumed in the reverse acquisition of $554,847 offset by share transactions outlined in the Corporate Reorganization section above.

RESULTS  OF  OPERATIONS

Operating  costs

Operating costs for the period August 24, 2004 (inception) to September 30, 2005 amounted to $1,071,378.

General and administrative expenses consist of professional fees, occupancy, administrative salaries and other overhead costs and amounted to $367,298. The majority of the costs related to the overall administration of the Company. On January 13, 2005, we entered into a Reorganization and Stock Purchase Agreement with Free DA Connection Services Inc., a company registered in British Columbia, and we have incurred professional and administrative expenses directly related to that transaction.

Research and development expenses consist primarily of costs incurred in the development, creation and enhancement of the Company's products and amounted to $218,129. Research and development costs, net of tax credits, are charged to consolidated earnings in the period in which they are incurred.

Sales and marketing expenses consist of costs relating to the business development, advertising, public relations, and overall awareness of the products in the market place and amounted to $91,648.

Depreciation expense consists of costs related to the depreciation of computer equipment and software and amounted to $20,803.

Stock based compensation in the amount of $373,500 is a non cash item and is a result of issuing warrants at a price below the offering price of the shares to an officer and to a director of the company.

Net  loss

Net loss for the period August 24, 2004 (inception) to September 30, 2005 amounted to $1,071,378.

SIX  MONTH  PERIOD ENDING MARCH 31, 2006 COMPARED TO THE SIX MONTH PERIOD ENDING
--------------------------------------------------------------------------------
MARCH  31,  2005
----------------

LIQUIDITY  AND  CAPITAL  RESOURCES

Cash flow from financing activities for the six months ended March 31, 2006 amounted to $307,500. Cash was used to reduce related parties' advances in the amount of $223,225 and to fund operations.

The Company raised $307,500 from the issuance of 615,000 common shares and 307,500 warrants. The common shares were issued at $0.50 per share. Each warrant allows the holder thereof to purchase one common share at $0.10 per share over a 24 month period.

BALANCE  SHEET

Cash of $9,148 decreased $3,666 from $12,814 at the end of September 30, 2005. The Company utilized its cash raised through the financing activities to continue the development of its voice initiated information search and voice interface to unified messaging products and to reduce the advances from related parties. The Company requires raising additional cash through financing activities in the current fiscal year in order to complete the development of its products and begin to develop the business relationships that will assist in growing the business towards a cash flow positive position.

Prepaid expenses of $44,252 increased $37,753 from $6,499 at the end of September 30, 2005. The increase is due to the prepayment of consulting fees for financial and business advisory services.

Equipment in the amount of $81,023 net of accumulated depreciation, decreased $10,692 from $97,151 at the end of September 30, 2005. The decrease is due to depreciation charges in the six month period ended March 31, 2006.

Accounts payable in the amount of $278,859 increased $86,148 from $192,711 at the end of September 30, 2005. The increase is due to the continued employment of staff and provisioning of goods and services for the operation.

Short term loan payable in the amount of $55,695 increased from nil at September 30, 2005 and was used to fund payroll and pay suppliers.

Due to related parties in the amount of $348,546 on a current basis and nil on a long term basis decreased $178,225 and $75,000 respectively due to repayment of amounts due to a director and the elimination of a $100,000 payable (offset by a payment of $8,344) to 668158 BC Ltd., a Company controlled by a major shareholder and officer of the Company, pursuant to the renegotiated terms and conditions of the Technology Purchase Agreement with 668158 BC Ltd.

Stockholders' deficiency in the amount of $543,177 is driven by the net loss in the six months ended March 31, 2006 of $2,310,201 described below. The Company had a stockholders' deficiency in the amount of $678,018 at September 30, 2005.

RESULTS  OF  OPERATIONS

Selected  quarterly  and  annual  information


                                             Six months ended March 31
                                     ----------------------------------------------
($000s US Except per Share Amounts)          2006             2005          2004(1)
(Unaudited)                                     $                $                $
-----------------------------------  ------------  ---------------  ---------------
Revenue                                        -                -                -
-----------------------------------  ------------  ---------------  ---------------
Net Earnings (Loss)                       (2,310)               -                -
-----------------------------------  ------------  ---------------  ---------------
Earnings (Loss) per Share
(Basic and Diluted)                        (0.13)               -                -
-----------------------------------  ------------  ---------------  ---------------


                                        March 31,    September 30,    September 30,
                                            2006             2005          2004 (1)
-----------------------------------  ------------  ---------------  ---------------
Total Assets                                 140              116                -
-----------------------------------  ------------  ---------------  ---------------
Total Liabilities                            683              794                -
-----------------------------------  ------------  ---------------  ---------------
Shareholders' Equity (Deficiency)           (543)            (678)               -
-----------------------------------  ------------  ---------------  ---------------
Dividends per Share                            -                -                -
-----------------------------------  ------------  ---------------  ---------------


(1) Company was incorporated August 24, 2004 and remained inactive to September 30, 2004. Therefore no comparative figures are presented for six months ended March 31, 2004 or as at September 30, 2004.

Operating  costs

Operating costs for the six months ended March 31, 2006 amounted to $2,310,201 compared with $430,884 in the same period in the prior year.

                                    Six months ended March 31
                            --------------------------------------
($000s US)                          2006           2005    2004(1)
(Unaudited)                            $              $          $
--------------------------  ------------  -------------  ---------
General and administrative       559,057         42,676         -
--------------------------  ------------  -------------  ---------
Research and development         219,886         81,018         -
--------------------------  ------------  -------------  ---------
Stock based compensation         537,349        286,000         -
--------------------------  ------------  -------------  ---------
Sales and marketing               47,128         15,989         -
--------------------------  ------------  -------------  ---------
Loss on deal not closing       1,000,000              -         -
--------------------------  ------------  -------------  ---------
Amortization                      16,126          5,201         -
--------------------------  ------------  -------------  ---------
Royalty recovery                 (69,345)             -         -
--------------------------  ------------  -------------  ---------
Net loss                       2,310,201        430,884         -
==========================  ============  =============  =========


(1) Company was incorporated August 24, 2004 and remained inactive to September 30, 2004. Therefore no comparative figures are presented for six months ended March 31, 2004.

General and administrative expenses consist of professional fees, occupancy, administrative salaries and other overhead costs. General and administrative expenses in the six month period ended March 31, 2006 were $559,057. The majority of the costs related to the overall administration of the Company.

Research and development expenses consist primarily of costs incurred in the development, creation and enhancement of the Company's products and amounted to $219,886 in the six month period ended March 31, 2006. Research and development costs, net of tax credits, are charged to consolidated earnings in the period in which they are incurred.

Stock based compensation in the amount of $537,349 for the six month period ended March 31, 2006 is a non cash item and is a result of vesting of currently issued and previously issued stock options grants to employees and officers.

Sales and marketing expenses consist of costs relating to the business development, advertising, public relations, and overall awareness of the products in the market place and amounted to $47,128 in the six month period ended March 31, 2006.

Loss on deal not closing consists of the reversal of the long term asset capitalized in the prior quarter which was to form a portion of the cost basis of the purchase of the issued and outstanding shares of the text messaging marketing company in exchange for the issuance of 3,000,000 common shares pursuant to the assignment and assumption agreement entered into on

December 30, 2005. The Company failed to meet the conditions precedent and the transaction did not complete.

Depreciation expense consists of costs related to the depreciation of computer equipment and software and amounted to $16,126 in the six month period ended March 31, 2006.

Royalty recovery in the amount of $69,345 relates to the reversal of a $100,000 (offset by a payment of $8,344) and further offset by the accrual of $25,000 payable to 668158 BC Ltd., a Company controlled by a major shareholder and officer of the Company, pursuant to the renegotiated terms and conditions of the Technology Purchase Agreement with 668158 BC Ltd.

Net  loss

Net  loss  for the six month period ended March 31, 2006 amounted to $2,310,201.

OUTLOOK
-------

FRDC is involved in an evolving industry that offers both opportunities and challenges. As the use of voice-initiated search and voice interfaces to unified messaging systems become adopted processes by consumers and as consumers become more demanding in their requirements, we have the opportunity to launch new products and services that deliver information to consumers with automated technology that simply hears what they want and gives it to them in whatever manner they desire.

We anticipate that we will launch our products into the market through channel partners in the second half of calendar 2006.

We will continue to be cash flow negative for the fiscal year ending September 30, 2006. We are working to raise the required funding in 2006 to continue the execution of the business plan. Continued operations of the Company are dependent upon our ability to obtain additional or alternative financial support from shareholders or others.

ITEM  3.
DESCRIPTION  OF  PROPERTY.

Presently, we maintain our principal technology development office at 2148-13353 Commerce Parkway, Richmond, BC, Canada V6V 3A1. We signed a lease for our office space in April 2005. The office space is approximately 4,200 square feet. We believe that our current office space and facilities are sufficient to meet our present needs for product development and do not anticipate any difficulty securing alternative or additional space as needed on terms acceptable to us. We further have our corporate office located at 406-500 Union Street, Seattle WA 98101. Currently we pay no rent in this office. Once we launch the service in late 2006 we intend on moving the executive staff to this location.

We pay $5,686.00 per month for the office space, for five consecutive years. The following amounts are payable during the term of the lease:

     YEAR ENDED SEPTEMBER 30  $
     =======================  =======
     2006                      68,232
     2007                      68,232
     2008                      68,232
     2009                      68,232
     2010                      39,802

ITEM  4.
SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

The following table shows the beneficial ownership of FRDC common stock as of May 1, 2006. The table shows each person known to us who owns beneficially more than five percent of the outstanding FRDC common stock based on 23,115,705 shares being outstanding as of May 1, 2006, and the total amount of FRDC common stock owned by each of its Directors and Executive Officers and for all of its Directors and Executive Officers as a group.


                                        ACTUAL         ACTUAL
IDENTITY OF PERSON                      AMOUNT OF      PERCENT OF
OR GROUP                                SHARES OWNED   SHARES OWNED   CLASS
--------------------------------------  -------------  -------------  ------
Robin Hutchinson
406-500 Union St.                                             21.25%
Seattle WA 98101                         4,913,078(1)                 Common
--------------------------------------  -------------  -------------  ------
John Taschereau
406-500 Union St.,
Seattle, WA 98101                        4,678,360(2)         20.24%  Common
--------------------------------------  -------------  -------------  ------
James Borkowski
406-500 Union St.
Seattle WA 98101                           428,571(3)          1.85%  Common
--------------------------------------  -------------  -------------  ------
Gordon Jekubik
406-500 Union St.
Seattle WA 98101                           790,000(4)          3.42%  Common
--------------------------------------  -------------  -------------  ------
Andre Viljoen
406-500 Union St.
Seattle WA 98101                              50,000           0.22%  Common
--------------------------------------  -------------  -------------  ------
All Officers and Directors as a group
(five persons)                            10,860,009           47.0%  Common
--------------------------------------  -------------  -------------  ------

Notes:

(1) Consists of 4,564,078 shares owned by Robin Hutchison; 99,000 shares owned by Mike Hutchison, Robin Hutchison's brother; and 250,000 shares owned by Katy Hutchison, Robin Hutchison's sister-in-law.

(2) Consists of 4,664,074 shares owned by John Taschereau; and 14,286 shares owned by Joanne Taschereau, John Taschereau's sister.

(3) Consists of 428,571 shares owned by Borkowski Innovations Group, Inc., a corporation personally controlled by James Borkowski

(4) Consists of 790,000 shares owned by JBuzz, Inc., a corporation personally controlled by Gordon Jekubik

BENEFICIAL OWNERSHIP OF SECURITIES: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

ITEM  5.
DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected, qualified and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.


NAME OF DIRECTOR OR OFFICER  AGE  POSITION
---------------------------  ---  ----------------------------------
Robin Hutchison               50  Chairman & Chief Executive Officer
John Taschereau               36  Founder & Chief Scientist
Andre Viljoen                 43  Chief Technical Officer
Gordon Jekubik                44  Chief Financial Officer
James Brokowsky               42  Director


ROBIN  B.  HUTCHISON:  Chairman  of  the  Board  &  Chief  Executive  Officer

Robin Hutchison is the Co-founder of Free DA Canada, the British Columbia company acquired by FRDC, whose intellectual property forms the principal assets of FRDC. He has also founded several other companies, including eCharge Corporation of Seattle, Washington, which specializes in alternative payment methods for the Internet. Mr. Hutchison served as eCharge's president and chief technical officer and played an integral role in raising over $90 million in private funding. Mr. Hutchison pioneered, and holds the patent pending on, unique digital certificate technology that enabled eCharge to provide secure Internet commerce transactions.

Prior to co-founding eCharge, Mr. Hutchison was president of Canada-based SNI Corporation, which specialized in the integration of SUN Microsystems UNIX-based systems with Internet and computer firewall security. Mr. Hutchison also served as the western regional director of sales and operations for Everex Canada Inc., and as vice president and co-founder of Vivox International Inc.

Mr. Hutchison remains on the Board of Directors of eCharge. He resigned as an officer of eCharge in 2002 to assist in the development of several companies, both start-ups and mature technology companies, including Bit Learning, Via Vis Technologies, Inc., One Person Health, Inc. and Applied DNA Sciences, Inc. Mr. Hutchison is also Director of Golden Goliath Resources, Serebra Learning Corporations and Applied DNA Sciences, Inc.

JOHN  TASCHEREAU:  Chief  Scientist

John Taschereau's background embraces a wide variety of disciplines including technology, process automation, telecommunications, speech recognition linguistic, geographic science, and advertising within the phone directories business.

Mr. Taschereau has developed many computer-based process automation software systems. In the mid to late 1980's Mr. Taschereau developed one of the first such systems for printed telephone directories. Throughout most of the '90's, Mr. Taschereau owned and operated an independent integrated media firm. In the late 1990's he invented several speech- and geographic-related processes enabling a vast array of applications. He founded Via Vis Technologies, Inc. in 2000 to commercialize portions of these inventions. Through Via Vis, Mr. Taschereau and his team implemented the world's most advanced automated directory assistance system and pioneered many of the world's first location-based services. His designs have won Via Vis awards in both voice and location industries. In 2004, Free DA Canada acquired the assets from Via Vis. Subsequently, FRDC acquired these assets from Free DA Canada.

ANDRE VILJOEN:  Chief  Technical  Officer

Before joining FRDC, Andre Viljoen was VP of R&D at Intrinsyc and part of the management team that grew revenue in excess of 400%. Intrinsyc creates, networks and manages specialized intelligent devices. Mr. Viljoen led the creation of Intrinsyc's hardware and software products with his team of 24 FTEs. He implemented a product development process and delivered core intellectual property. Mr. Viljoen also pushed for the successful creation of a product management group and helped secure government funding for strategic R&D initiatives. He was responsible for the product and technology roadmaps, intellectual property and strategic R&D investments. His work at Intrinsyc resulted in various pending patents.

Before joining Intrinsyc, Mr. Viljoen was director of Architecture and Research for eCharge Corporation in Seattle, WA. eCharge is a global payments company providing feature-rich, fraud-proof online payment systems. While at eCharge, Mr. Viljoen lead the development of eCharge's flagship Internet payment products. He guided a team of more than 250 full time employees from EDS, KPMG, Baltimore Technologies and eCharge to deliver a groundbreaking product that secured on-line transactions for banks and merchants. Mr. Viljoen's work at eCharge resulted in various pending patents.

Before joining eCharge, Mr. Viljoen was software team leader at Glenayre Technologies Inc. in Vancouver, Canada. Glenayre is a global leader of open, standards-based enhanced services and next-generation messaging solutions. He was part of the team that migrated Glenayre's paging switch backbone to IP. While at Glenayre he architected and led the development for various networking protocols, products and services. This included a network management system for distributed networks developed by his team and in use in the largest paging networks in the world.

Mr. Viljoen holds a bachelor's degree in engineering from the University of Pretoria in South Africa.

GORDON  JEKUBIK:  Chief  Financial  Officer

Prior to joining Free DA, Gordon was CFO and COO for Lemontonic Inc., a Toronto based Internet Company. Gordon was recruited by Lemontonic to assist the management team in driving forward on it business objectives. Prior to joining Lemontonic, Gordon worked for MSN Canada as the Director of Revenues and Partnerships. With Microsoft Canada, Gordon also held the position of Director of Business Operations and CFO. Before he joined Microsoft, Gordon worked for Softimage Inc., as the Director of Finance and Operations.
Gordon holds a CA and articled at Price Waterhouse, where he attained the title of Assistant Manager Audit.

JAMES  BROKOWSKY:  Director

James Brokowsky has been an officer and director of multiple publicly held corporations involved in several different industries ranging from technology to resources. He also possesses over 15 years of management experiences, specializing in the development and execution of product launch and branding programs throughout North America and Asia.

ITEM  6.
EXECUTIVE  COMPENSATION.

SUMMARY  COMPENSATION  TABLE

The following table sets forth the total compensation paid to or accrued, during the fiscal year ended September 30, 2005 to Free DA Connection Services, Inc.'s highest paid executive officers. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during that fiscal years.


                   ANNUAL          ANNUAL          OTHER                           LONG
                   COMPEN-SATION   COMPEN-SATION   ANNUAL           COMPEN-SATION  TERM                    ALL
NAME AND           SALARY          BONUS           COMPEN-SATION    RESTRICTED     COMPEN-SATION  LTIP     OTHER
POSITION     YEAR             ($)             ($)                   STOCK          OPTIONS        PAYOUTS     (2)
-----------  ----  --------------  --------------  ---------------  -------------  -------------  -------  ------
Robin
Hutchison,
CEO          2005  NIL             NIL             NIL              NIL            NIL            NIL      NIL
-----------  ----  --------------  --------------  ---------------  -------------  -------------  -------  ------
John
Taschereau,
Chief
Scientist    2005  NIL             NIL             $    31,035 (1)  NIL            NIL            NIL      NIL
-----------  ----  --------------  --------------  ---------------  -------------  -------------  -------  ------
Andre
Viljoen, VP
Technology   2005  NIL             NIL             NIL              NIL            NIL            NIL      NIL
-----------  ----  --------------  --------------  ---------------  -------------  -------------  -------  ------

(1)  Consulting  fees  charged  by  John  Taschereau  to  the  Company.

(2) All other compensation includes health insurance and life insurance plans or benefits, car allowances, etc. The Company may omit information regarding group life, health, hospitalization, medical reimbursement or relocation plans that do not discriminate in scope, terms or operation, in favor of executive officers of directors of the registrant and that are available generally to all salaried employees.

LTIP: "Long-Term Incentive Plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure, but excluding restricted stock, stock option and Stock Appreciation Rights (SAR) plans.

The Company has no Long-Term Incentive Plan and has made no Long-Term Incentive Plan payouts The Company has granted no bonuses to any of its employees since inception.

ROBIN HUTCHISON, CHAIRMAN & CEO - was paid nil in 2005 for his services as Chairman and Chief Executive Officer.

JOHN TASCHEREAU, CHIEF SCIENTIST - was paid nil in annual compensation in 2005 for his services as Chief Scientist. He was paid $31,035 as a one-time consulting fee in 2005. He is scheduled to earn $120,000 CDN per annum pursuant to his Employment Contract.

ANDRE VILJOEN VP TECHNOLOGY - was paid nil in 2005 for his services as Vice President of Technology. He is scheduled to earn $115,000 CDN per annum pursuant to his Employment Contract.

STOCK  OPTION  GRANTS

The Company has adopted a combined incentive and non qualified stock option plan ("Stock Option Plan") for the benefit of directors, officers, employees and other key personnel of the Company, whereby a maximum of 5,000,000 of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and employees of the Company. The Stock Option Plan provides that the terms of the options and option price shall be fixed by the directors. Stock options granted under the Stock Option Plan may not be exercisable for a period longer than 10 years and the exercise price must be paid in full upon exercise of the option or to the extent permitted by applicable laws and regulations (including, but not limited to, federal tax and securities laws and regulations), an option may be exercised by delivery of shares of common stock of the Company held by the optionee having a fair market value equal to the exercise price.

The total stock-based compensation expense for the six month period ended March 31, 2006 is $537,349.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

RELATED  TRANSACTIONS  DURING  THE  PERIOD FROM AUGUST 24, 2004 TO SEPTEMBER 30,
2005

During the period August 24, 2004 (inception) to September 30, 2005, the Company carried out the following transactions with related parties:

                      Classification in the
Relationship of       Company's              Nature and Business
Related Party to the  Consolidated           Purpose of the
Company               Financial Statements   Transaction          Amount
--------------------  ---------------------  -------------------  ----------

Rob Hutchison,
Shareholder and       General and            Provided consulting
officer               administrative         services             $  15,000
--------------------  ---------------------  -------------------  ----------
Rob Hutchison,
Shareholder and                              Reversal of accrued
officer controlled    General and            interest on
company               administrative         promissory note       ($13,485)
--------------------  ---------------------  -------------------  ----------

                                             Total:               $   1,515
                                             -------------------  ----------


Transactions  with  related  parties  are  measured  at  their exchange amounts.

The Company has also entered into the following transactions during this period:

On March 1, 2005, the board of directors of the Company authorized the issuance of 1,064,998 shares to James Borkowski, a director of the Company, to settle a debt owed to him for services rendered in connection with the reverse acquisition. The Company issued 814,998 shares to Mr. Borkowski, set aside the remaining 250,000 shares, and recorded an obligation to issue Mr. Borkowski 250,000 shares.

On March 1, 2005, the Company issued a total of 1,150,000 to five parties for consulting services rendered. Of this, the Company issued 250,000 shares to James Borkowski, a director of the Company, and 250,000 to a nominee of Mike Hutchison. Mike Hutchison is the brother of Rob Hutchison, who is a Director of and the President of the Company.

RELATED  TRANSACTIONS  DURING  THE  SIX  MONTH  PERIOD  ENDING  MARCH  31,  2006

The Company has entered into of the following related transactions during this period:

On December 28, 2005, the Company issued 700,000 shares and 350,000 warrants to an Officer and Director of the Company for the conversion of debt and expenses. The shares were issued at an agreed price of $0.50 per share. Each warrant allows the officer and director to purchase one common share at an exercise price of $0.75 within 24 months.

On December 28, 2005, the Company issued 100,000 shares to a Director of the Company for consulting and financial advisory services.

On December 28, 2005, the Company issued 300,000 shares to an Officer of the Company pursuant to the exercise of Warrants.

On December 30, 2005, the Company issued 2,750,000 shares to two companies individually controlled by Officers of the Company whose employment agreements were assigned pursuant to the assignment and assumption agreement entered into on December 30, 2005 with a private media company, its major shareholder, and certain principals of the shareholder. The agreement was subject to conditions that were not met, and so the transaction did not complete and the shares have not been processed by the transfer agent.

On January 25, 2006, the Company issued 249,000 shares to James Borkowski, a director of the Company, which extinguishes the obligation to issue shares that was incurred on March 1, 2005 in exchange for services in connection with the reverse acquisition.

On February 28, 2006, the Company cancelled and received into treasury 2,750,000 shares issued to two companies individually controlled by executive officers of the Company. The shares were issued in connection with the December 30, 2005 assignment and assumption agreement with a private media company. The agreement was subject to conditions that were not met, and so the transaction did not complete and the shares have not been processed by the transfer agent.

On  January  30,  2006,  the Company issued a 10% secured convertible promissory note in the amount of $30,000 with a maturity date of February 28, 2006 to Rob Hutchison, a Director of and the President of the Company. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. The note was not repaid and is in default, accruing 12% interest as per the terms of the note. Furthermore, the additional charge for the loan is 50,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.45 until January 30, 2011.

On March 1, 2006 and March 9, 2006, the Company issued two further 10% secured convertible promissory notes totaling $9,900 with a maturity date of April 1, 2006 and April 9, 2006 to Rob Hutchison. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. The notes were not repaid and are in default, accruing 6% interest as per the terms of the notes.

On May 14, 2006, the Company entered into a loan with a director of the Company in the amount of $25,000. The loan is non-interest bearing with no fixed term of repayment.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

The following sets forth the material terms of FRDC's securities. However, a more detailed description of our securities is contained in FRDC's Articles of Incorporation, incorporated by this reference and included as an exhibit to this Registration Statement.

COMMON  STOCK

Our Articles of Incorporation authorize the issuance of up to 100,000,000 shares of common stock, par value $0.01. There were 23,115,705 shares of common stock issued and issued and outstanding as of March 31, 2006.

Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock.

Holders of our common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

PREFERRED  STOCK

Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of Preferred Stock, par value $.001. There are presently no shares of preferred stock outstanding.

Our Board of Directors is authorized, without further action by the shareholders, to issue series of preferred stock from time to time, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation, and the number of shares constituting any series. To date, the Board of Directors has not issued any series of preferred stock, and has not designated any rights, preferences, limitations, or restrictions on any series of preferred stock.

We believe that the availability of preferred stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. The rights and privileges of holders of preferred stock could adversely affect the voting power of holders of common stock, and the authority of our Board of Directors to issue preferred stock without further shareholder approval could have the effect of delaying, deferring, or preventing a change in control of the Company. The board of directors has the authority to designate classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of our common stock or its market price.

OPTIONS

Currently there are outstanding options to purchase 1,338,000 shares of common stock. The options were issued to our employees and directors pursuant to FRDC's Professional/Employee/Consultant Compensation Plan and employment agreements.

WARRANTS

Currently there are 1,623,881 warrants outstanding at an average exercise price of $0.46.

DIVIDEND  POLICY

We do not intend to pay additional dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to find future growth.

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Delaware law a company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders if any exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

REPORTS  TO  STOCKHOLDERS

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending September 30 containing financial statements audited by its independent certified public accountants.

TRANSFER  AGENT

The transfer agent and registrar for our Common Stock is Island Stock Transfer, 100 First Ave. South Suite 212, Saint Petersburg, Florida 33701. .

PART  II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET  INFORMATION

Our common stock is quoted in United States markets on the Pink Sheets, maintained by Pink Sheets LLC, a privately owned company headquartered in New York City, under the symbol "FRDC.PK." There is no assurance that the common stock will continue to be traded on the Pink Sheets or that any liquidity exists for our shareholders.

MARKET  PRICE

The following table shows the high and low per share price quotations of FRDC common stock as reported in the Pink Sheets for the periods presented. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The Pink Sheet market is extremely limited and the prices quoted by brokers are not a reliable indication of the value of the common stock.

                      HIGH           LOW

2006
     Second  Quarter  $3.50          $1.28
     First  Quarter   $3.50          $1.25

2005
     Fourth  Quarter  $4.00          $1.60
     Third  Quarter   $5.75          $1.60
     Second  Quarter  $6.00          $5.25
     First  Quarter     N/A            N/A

HOLDERS  OF  RECORD

As of May 26, 2006 May there were approximately 132 holders of record of FRDC common stock.

PENNY  STOCK  REGULATIONS

Our common stock is quoted on the Pink Sheets under the symbol "FRDC". On May 12, 2006 the last reported sale price of our common stock was $1.05 per share. As such, the Company's common stock is subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule."

Section 15(g) sets forth certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

DIVIDENDS

FRDC has not issued any dividends on the common stock to date, and does not intend to issue any dividends on the common stock in the near future. We currently intend to use all profits to further the growth and development of the Company.

ITEM  2.
LEGAL  PROCEEDINGS.

FRDC is not a party to any material legal proceedings and, to the company's knowledge, no such proceedings are threatened or contemplated by any party.

ITEM  3.
CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

During the period August 21, 2004 (date of inception) through December 31, 2005 there have been no disagreements between the Company and Dale Matheson
Carr-Hilton Labonte, the Company's accountants, on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

ITEM  4.
RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     On March 1, 2005, the Company approved the issuance of 1,064,998 common shares to settle a debt of $12,123 owing to James Borkowski, a director of the Company. The Company issued 814,998 shares to Mr. Borkowski, and the Company set aside a further 250,000 shares to be issued to the director with a value of $3,257, recorded as an obligation to issue shares. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On March 1, 2005, the Company issued a total of 1,150,000 common shares with a total value of $57,500, or $0.50 per share, as compensation for services provided in connection with the Company's acquisition of Free DA Canada, as follows:
o     Global  Business  Partners,  Inc.:  250,000
o     Jock  McDermid  (or  his  nominee):  300,000
o     James  Borkowski  (or  his  nominee):  250,000
o     Mike  Hutchison  (or  his  nominee):
o     Inket  Capital,  Inc.:  100,000
This  issuance  was  completed  without  any  public offering in accordance with
Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On March 1, 2005, the Company issued 1,000,000 common shares valued at $165,000 to Pluris Partners Inc. for consulting services rendered in connection with the Company's acquisition of Free DA Canada. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.
..
     On December 28, 2005 , the Company issued 700,000 shares to an officer and director of the Company for conversion of debt and expenses at an agreed price of $0.50 per share. The company also issued the officer and director 350,000 warrants. Each warrant allows the officer and director to purchase one common share at an exercise price of $0.75 within 24 months. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On December 28, 2005, the Company issued the following shares for consulting and financial advisory services:
o     80,000  to  Westminster  Securities
o     150,000  to  SRG
o     75,000  to  Cutler  Law  Group
o     150,000  to  Kelly  Black
o     480,000  to  RHL  Management  Group.
The Company also issued 100,000 shares to a member of the Board of Directors for consulting services. Furthermore, the Company issued 25,000 shares to RHL Management Group pursuant to the exercise of warrants at $0.10 per share. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On December 28, 2005, the Company issued 270,000 shares to employees pursuant to employment contracts. On February 28, 2006, the Company cancelled these shares and returned them to treasury pursuant to amendments to the employment contracts. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On December 28, 2005, the Company issued 300,000 shares at an exercise price of $0.01 to an officer of the Company pursuant to the exercise of a warrant agreement dated January 12, 2005. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On December 28, 2005, the Company issued 900,000 common shares to various accredited or sophisticated investors in connection with subscription proceeds received in the prior year. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On December 30, 2005, the Company issued 3,000,000 shares to a private media company, pursuant to an assignment and assumption agreement with the private media company, its major shareholder, and certain principals. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On December 30, 2005, the Company issued 2,750,000 shares to two companies individually controlled by the Company's officers. On February 28, 2006, the Company cancelled these shares and returned them to treasury. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On December 30 and December 31, 2005, the Company issued 66,646 and 16,074 shares, respectively, totaling 82,720 shares, to principals of a financial advisory firm engaged by the Company, to settle debt owing to the advisory firm. The Company also issued 41,360 warrants to the principals of the firm. Each warrant allows the principals to purchase one common share at an exercise price of $0.75 within 24 months. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     In December 2005 the Company issued 315,000 common shares, at $0.50 per share, and 157,000 warrants to various accredited or sophisticated investors, and received $157,500 in subscription proceeds. Each warrant allows the holder to purchase one common share at $0.75 within 24 months. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     In the quarter, the Company issued 100,000 common shares, at $0.50 per share, and 50,000 warrants to two investors , and received $50,000 in subscription proceeds. Each warrant allows the holder to purchase one common share at $0.75 within 24 months. The Company also issued 700,000 shares, at an agreed upon price of $0.50 per share, and 350,000 warrants to an officer and director of the Company for conversion of debt and expenses. Each warrant allows the officer and director to purchase one common share at $0.75 within 24 months. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On January 30, 2006, the Company issued a 10% secured convertible promissory note to Rob Hutchison in the amount of $30,000 with a maturity date of February 28, 2006. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. The Company also issued 50,000 warrants to Mr. Hutchison in connection with the loan. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.45 until January 30, 2011. The note was not repaid and is in default, accruing 12% interest as per the terms of the note. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     In January and February 2006 the Company issued 200,000 shares and 100,000 warrants to various accredited or sophisticated investors, and received $100,000 in subscription proceeds. Each warrant allows the holder to purchase one common share at an exercise price of $0.75 within 24 months. The warrants have expiration dates ranging from
January 6, 2008 to February 14, 2008. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended

     On February 28, 2006, the Company cancelled and received into treasury 270,000 shares previously granted to employees pursuant to amendments to employment contracts. Furthermore, the Company cancelled and received into treasury 2,750,000 shares issued to two companies individually controlled officers of the Company. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On March 1, 2006 and March 9, 2006, the Company issued two further 10% secured convertible promissory notes of $8,400 and $1,500, respectively, totaling $9,900, to Rob Hutchison with a maturity date of April 1, 2006 and April 9, 2006, respectively. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. The loan was not repaid and is in default, accruing 6% interest as per the terms of the note. This issuance was completed without any public offering in accordance with

Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On March 7, 2006 the Company entered into a non-exclusive placement agency agreement with an investment bank (IB) to secure financing on a best efforts basis and to provide the Company financial advisory services. The Company will provide to the IB 50,000 common shares as a retainer and will pay a cash commission to the IB of 8% on equity-based funding, 6% on debt-based funding convertible into equity and 5% on non-convertible debt funding. Furthermore the company will issue the IB agent warrants in the amount of 8% of the number of shares issued in connection with any equity-based funding or any debt-based convertible funding at the same terms and the same price as paid by the investors. For non-convertible debt funding, the Company will issue the IB warrants in the amount of 5%. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On March 29, 2006, the Company issued two promissory notes in the amount of $30,000 each, totaling $60,000, with a maturity date of April 30, 2006 to Millwood Properties. The note was not repaid and is in default, accruing 6% interest as per the terms of the note.

     On May 14, 2006, the Company entered into a loan with a director of the Company in the amount of $25,000. The loan is non-interest bearing with no fixed term of repayment.

ITEM  5.
INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

The Delaware General Corporation Law provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

PART  F/S:  FINANCIAL  STATEMENTS

SET  FORTH  BELOW

PART  III
ITEM  1.  INDEX  TO  EXHIBITS.

2 Reorganization and Stock Purchase Agreement between the Company and Free DA Connection Systems, Inc., a British Columbia Corporation

3.1   Articles  of  Incorporation  of  Precise  Positioning  Products, Inc.

3.2   Articles of Incorporation of Caliope, Inc., a British Columbia Corporation

10.1  Consultation  Agreement  with  Elaine  McDermid  dated  September 30, 2004

10.2  Consultation  Agreement  with  Katy  Hutchison  dated  September  30, 2004

10.3 Stock Exchange Agreement between the Company and Via Vis, Inc.dated December 31, 2004

10.4  Intellectual  Property  Sales  Agreement  with  668158,  Inc.

10.5  Promissory  Note  issued  to  Via  Vis,  Inc.  dated  January  1,  2005

10.6 Consultation Agreement with Global Business Partners Holdings, Inc. dated January 5, 2005

10.7  Consultation  Agreement  with  Pluris Partners, Inc. dated January 5, 2005

10.8  Employment  Agreement  with  Andre  Viljoen  dated  January  15,  2005

10.9  Stock Purchase  Agreement  between  the Company  and Pluris Partners, Inc.

10.10 Employment  Agreement  with  Robin  Hutchison  dated  February  8,  2005

10.12 Banking  Agreement  with  Westminster  Securities  dated  March  17,  2005

10.13 Office  Lease  dated  April  3,  2005

10.14 Consultation  Agreement  with  SRG,  LLC  dated  April  7,  2005

10.15 Employment  Agreement  with  John  Traschereau  dated  June  17,  2005

10.16 December 30, 2005 Amendment to the Intellectual Property Sales Agreement with 668158, Inc.

10.17 Promissory  Note  issued  to  Rob  Hutchison  dated  March  1,  2006

10.18 First  Promissory  Note issued to  Properties dated March 29, 2006

10.19 Second Promissory  Note issued to Millwood Properties dated March 29, 2006

10.20 March 30, 2006 Amendment to the Intellectual Property Sales Agreement with 668158, Inc.

21    List of  Subsidiaries:  Vox  Logic,  Inc.,  a  British  Columbia,  Canada
      Corporation

 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE:                    TITLE:                            DATE:
----------                    ------                            -----


                              Chairman  and  Chief  Executive
\s\ Robin Hutchison           Officer  (Principal  Executive
------------------------      Officer)                          ----------
Robin  Hutchinson

\s\ Gordon Jekubik            Chief  Financial  Officer
------------------------      (Principal  Financial Officer)    ----------
Gordon  Jekubik

\s\ John Taschereau
------------------------      Chief  Scientist                  ----------
John  Taschereau

\s\ Andre Viljoen
------------------------      Chief  Technical  Officer         ----------
Andre Viljoen

\s\ James Borkowski
------------------------      Director                          ----------
James  Borkowski

FINANCIAL  STATEMENTS














                        FREE DA CONNECTION SERVICES, INC.
                  (Formerly Precise Positioning Products, Inc.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                            AS AT SEPTEMBER 30, 2005
                             AND FOR THE PERIOD FROM
                AUGUST 24, 2004 (INCEPTION) TO SEPTEMBER 30, 2005

                                (In U.S. Dollars)

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FREE DA CONNECTION SERVICES, INC. (FORMERLY PRECISE POSITIONING PRODUCTS, INC.):

We have audited the consolidated balance sheet of Free DA Connection Services, Inc., a development stage company, as at September 30, 2005, and the consolidated statement of operations, stockholders' deficiency and cash flows for the period from August 25, 2004 (inception) to September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and the results of its operations and its cash flows and changes in stockholders' equity for the period from August 25, 2004 (inception) to September 30, 2005 in accordance with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit, a capital deficiency and has incurred significant losses since inception and further losses are anticipated in the development of its business raising substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




APRIL  7,  2006
VANCOUVER,  B.C.
                                               DALE MATHESON CARR-HILTON LABONTE
                                                           CHARTERED ACCOUNTANTS

                        FREE DA CONNECTION SERVICES, INC.
                  (Formerly Precise Positioning Products, Inc.)
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET

                               September 30, 2005
                                (in U.S. Dollars)

                                                                         $
--------------------------------------------------------------------------------

                                     ASSETS

CURRENT ASSETS
     Cash                                                                 12,814
     Prepaid expenses                                                      6,499
                                                                          ------
                                                                          19,313


EQUIPMENT (NOTE 4)                                                        97,151
                                                                          ------

                                                                         116,464
================================================================================

                                  LIABILITIES

CURRENT LIABILITIES

     Accounts payable and accrued liabilities                            192,711
     Due to related parties (Note 5)                                     526,771
                                                                         -------
                                                                         719,482


DUE TO RELATED PARTIES (NOTE 5)                                           75,000
                                                                          ------

                                                                         794,482
================================================================================

                                                                     $
--------------------------------------------------------------------------------

                            STOCKHOLDERS' DEFICIENCY

COMMON STOCK (NOTE 6)
     33,450,000 common shares with a par value
     of $0.001 authorized; 13,643,985 common
     shares issued                                                        13,645

ADDITIONAL PAID IN CAPITAL                                               532,242

COMMON STOCK SUBSCRIPTION PROCEEDS RECEIVED                              340,000

OBLIGATION TO ISSUE SHARES                                                 3,257

WARRANTS                                                                  59,063

DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                         (1,626,225)
                                                                     -----------
                                                                       (678,018)
                                                                     -----------
                                                                         116,464
================================================================================

CORPORATE  REORGANIZATIONS  (NOTE  3)
COMMITMENTS  AND  CONTINGENCIES  (NOTES  1  AND  7)


                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.
                  (Formerly Precise Positioning Products, Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF OPERATIONS

      For the period from August 25, 2004 (inception) to September 30, 2005
                                (in U.S. Dollars)


                                                                      $
--------------------------------------------------------------------------------
EXPENSES
-----------------------
     General and administrative                                          367,298
     Research and development                                            218,129
     Sales and marketing                                                  91,648
     Depreciation                                                         20,803
     Stock based compensation (Note 6 and 8)                             373,500
--------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                              (1,071,378)
================================================================================

LOSS PER SHARE
     Basic and diluted net loss per share:                               ($0.12)
================================================================================

     Weighted average number of common shares outstanding              9,195,279

================================================================================

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.
                  (Formerly Precise Positioning Products, Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

  For the period from August 25, 2004 (inception) to September 30, 2005 (in U.S.
                                    Dollars)


                                                                    $
--------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)
---------------------------

OPERATING ACTIVITIES
     Net loss for the period                                         (1,071,378)
     Add (deduct) non-cash items:
          Depreciation                                                    20,803
          Interest on promissory note                                     13,482
          Stock based compensation                                       373,500

     Net changes in other operating accounts
          Prepaids and advances                                          (6,499)
          Accounts payable and accrued liabilities                       192,711
                                                                       ---------
                                                                       (477,381)
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Reverse acquisition costs                                          (15,097)
                                                                       ---------
                                                                        (15,097)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Common stock subscription proceeds received                         340,085
     Advances from related parties                                       165,207
                                                                       ---------
                                                                         505,292
--------------------------------------------------------------------------------

INCREASE IN CASH                                                          12,814

CASH, BEGINNING OF PERIOD                                                      -
--------------------------------------------------------------------------------

CASH, END OF PERIOD
                                                                          12,814
================================================================================

SUPPLEMENTAL DISCLOSURES
Interest paid                                                                  -
Taxes paid                                                                     -
================================================================================

Other  non-cash  investing  and  financing  activities  (Note  10)

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.
                  (Formerly Precise Positioning Products, Inc.)
                          (A Development Stage Company)

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY

      For the period from August 25, 2004 (inception) to September 30, 2005
                                (in U.S. Dollars)



                                                                                                       DEFICIT
                                                        ADDI-                                          ACCUMULATED
                                                        TIONAL     SUBSCRIP-   OBLIGATION              DURING
                                                        PAID IN    TION        TO ISSUE                DEVELOPMENT
                                   NUMBER OF   AMOUNT   CAPITAL    PROCEEDS    SHARES       WARRANTS   STAGE          TOTAL
                                   SHARES      $        $          $           $            $          $              $
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Issued on incorporation                     1        1         -            -            -          -             -             1
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Issued in corporate
reorganization transactions
With Free DA Canada
December 30, 2004 (Note 3)         10,479,143   10,479   (10,396)           -            -          -             -            83
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Acquisition of intellectual
property, assumption of debts,
and reorganization costs from
Via Vis corporate reorganization
transactions (Note 3)                       -        -         -            -            -          -      (332,347)     (332,347)
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Shares issued for debt in
Connection with reverse
acquisition March 1, 2005             814,998      815      8,051           -        3,257          -             -        12,123
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Shares issued for services in
connection with reverse
acquisition March 1, 2005           1,150,000    1,150     56,350           -            -          -       (57,500)            -
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Shares issued for services in
connection with reverse
acquisition March 1, 2005           1,000,000    1,000    164,000           -            -          -      (165,000)            -
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

PPPD shares acquired
reverse acquisition                   199,844      200      (200)                                   -             -             -
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Balance post reverse
acquisition                        13,643,985   13,645    217,805           -        3,257          -      (554,847)     (320,140)
=================================  ==========  =======  =========  ==========  ===========  =========  =============  ============

Common stock subscribed                     -        -          -     340,000            -          -             -       340,000
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------


Warrants issued in connection
with private placement                      -        -   (59,063)           -            -     59,063             -             -
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------


Stock-based compensation                    -        -    373,500           -            -                        -       373,500
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------

Net loss for the period                     -        -         -            -            -               (1,071,378)   (1,071,378)
---------------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Balance, September 30, 2005        13,643,985   13,645   532,242      340,000        3,257     59,063    (1,626,225)     (678,018)
=================================  ==========  =======  =========  ==========  ===========  =========  =============  ============



                           - SEE ACCOMPANYING NOTES -

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENT

FOR  THE  PERIOD  FROM  AUGUST  25,  2004  (INCEPTION)  TO  SEPTEMBER  30,  2005

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     The Company develops and intends to market software infrastructure and application technology that focuses on advanced voice-initiated information search solutions. The Company acquired its assets through a series of corporate reorganization transactions as described in Note 3.

     Pursuant to a Share Exchange Agreement dated December 24, 2004 Free DA Connection Services Inc. (FRDC or the Company) (formerly Precise Positioning Products Inc. (PPPD)), a Delaware corporation, acquired 100% of the issued and outstanding shares of Free DA Connection Services Inc., (Free DA Canada), a British Columbia company, for the issuance of 10,647,565 common shares. As a result of the transaction, control of the Company passed to the shareholders of Free DA Canada. Accordingly, the share exchange has been accounted for as a recapitalization of PPPD by Free DA Canada.

     Application  of  reserve  takeover  accounting  results  in  the following:

     A. The consolidated financial statements of the combined entity are issued under the name of the legal parent, Free DA Connection Services, Inc. (formerly Precise Position Products, Inc.), but are considered to be a continuation of the business of the legal subsidiary.

     B. As Free DA Canada is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying value.

     The financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at September 30, 2005, the Company has a working capital deficit of $700,169, a stockholders deficiency of $678,018, and has incurred a significant loss since inception. The ability of the Company to continue as a going concern is dependent on raising additional capital to fund ongoing research and development and ultimately on generating future profitable operations. Since internally generated cash flow will not fund development and commercialization of the Company's products, the Company will require significant additional financial resources and will be dependent on future financing to fund its ongoing research and development as well as other working capital requirements. The Company's future capital requirements will depend on many factors including the rate and extent of significant progress in its research and development programs, the timing, cost and scope involved in its marketing efforts and the timing and costs of its commercialization activities.

     The Company will depend almost exclusively on outside capital to complete the development and marketing of its products and services. Such outside capital will include the sale of additional shares of common stock and may include commercial borrowing. There can be no assurance that capital will be available as necessary to meet these development costs or, if the capital is available, that it will be on terms acceptable to the company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

     Given that the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability. Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern.

     The Company was incorporated August 25, 2004 and remained inactive to September 30, 2004. Therefore no comparative figures are presented.

2. SIGNIFICANT ACCOUNTING POLICIES

     A.  Consolidation

     These financial statements include the results of the Company and its wholly-owned subsidiary Free DA Canada. All inter-company transactions have been eliminated (Refer to Note 3b).

     B.  Equipment  and  Intellectual  property

     Equipment is stated at cost less accumulated depreciation. Depreciation is provided at various rates designed to amortize the assets over the estimated useful lives. The depreciation rates are as follows:

          Equipment                 20%     Declining  balance
          Computer  equipment       30%     Declining  balance
          Computer  software       100%     Declining  balance

          One-half  of  the  annual  rate  is  used  in  the year of acquisition

     C.  Use  of  estimates

     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing for depreciation of equipment. Actual results could differ from these estimates.

     D.  Income  taxes

     The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At September 30, 2005 a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

     E.  Financial  instruments

     The Company's financial instruments consist of cash, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

     Management has determined that the fair values of these financial instruments approximate their carrying values due to the short term maturity of the instruments.

     F.  Long-lived  assets

     The carrying values of long-lived assets with fixed or determinable lives, which includes equipment, are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

     Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations by management's estimate or recoverable value.

     G.  Risk  management

     The Company is currently not exposed to significant interest rate risk.

     The  Company  does  not  use  derivative  instruments  or  hedging.

     H.  Revenue  recognition

     The Company is currently in the pre-revenue phase of its business plan. Revenue will be recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

     I.  Stock-based  compensation

     In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the period ended September 30, 2005.

     The Company has elected to continue to account for stock options granted to employees and officers using the intrinsic value based method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. In addition, with respect to stock options granted to employees, the Company provides pro-forma information as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option-pricing model.

     In accordance with SFAS No. 123, the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants.

     The  following  table  illustrates  the  pro  forma  effect  on  net income
     (loss) and net income (loss) per share as if the Company had accounted for its stock-based employee compensation using the fair value provisions of SFAS No. 123 using the assumptions as described in Note 8:

                                                            For the period ended
                                                              September 30, 2005
                                                            --------------------

          Net loss as reported                                     $ (1,071,378)

          SFAS No. 123 Additional Compensation Expense             $   (273,831)
                                                                   -------------

          Pro forma net loss under SFAS No. 123                    $ (1,345,209)
                                                                   =============

          Basic loss per common share as reported                  $        0.12
                                                                   =============

          Pro forma net loss per common share under SFAS No. 123   $        0.15
                                                                   =============

     The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

     The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB
     Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB No. 25.

     J.  Recent  accounting  pronouncements

     In  December  2004,  the  FASB  issued  Statement  of  Financial Accounting
     Standards ("SFAS") No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant date fair value of the award. (i.e. the requisite service period or vesting period). This standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005. The Company will adopt SFAS 123R no later than the beginning of the Company's first quarter ending December 31, 2005. Management is currently evaluating the potential impact that the adoption of SFAS 123R will have on the Company's financial position and results of operations.

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Option No. 29, Accounting for Non-monetary Transactions ("SFAS 153") SFAS 153 requires that exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.

3. CORPORATE REORGANIZATIONS

     During  the  period,  the  Company,  Free  DA  Connection  Services  Inc.
     ("Free DA Canada") and Via Vis Technologies Inc. ("Via Vis") completed a series of reorganization transactions as follows:

     A. On December 30, 2004, Free DA Canada, a company incorporated August 25, 2004 in British Columbia, acquired 100% of the issued and outstanding common shares of Via Vis, a company incorporated August 18, 2000 in British Columbia. Under the terms of the Stock Exchange Agreement, the Company issued 10,479,143 shares of its common stock to the shareholders of Via Vis on a basis of 1 Free DA Canada share for each 1.4 Via Vis share held, such that Via Vis became a wholly owned subsidiary of Free DA Canada. Also in connection with this transaction, Free DA Canada acquired hardware, software and intellectual property from Via Vis for $300,000 secured by a promissory note (Refer to Note 5 and Note 10). The note payable bears interest at 6% per annum compounded annually and is repayable in full upon Free DA Canada receiving $2,000,000 total in aggregate equity or debt funding. Further, the note will be repaid on a pro-rata basis as the $2,000,000 funding is received. The acquired property has been recorded at Via Vis' net book value and has been allocated as follows with the excess purchase price over Via Vis' carrying value being charged as a reorganization cost to deficit:


                                      $
                                      --------
               Intellectual property         1
               Computer equipment      109,060
               Computer software         8,892
               Deficit                 182,047
                                      --------
                                       300,000
                                      ========


          As part of the reorganization transactions, the Company incurred $15,097 of direct costs and agreed to assume debts from Via Vis in the amount of $35,204 in connection with the purchase of intellectual property which were also charged to deficit.

     B. On January 12, 2005, Free DA Canada also entered into an IP Purchase and Sale Agreement ("the IP Agreement") with 668158 B.C. Ltd., a company controlled by a major shareholder and officer of the Company. Pursuant to the Agreement, Free DA Canada disposed of its shares in Via Vis for a sum of $100 to 668158 BC Ltd. Technology and certain intellectual property rights were purchased from 668158 BC Ltd. for a sum of $100,000 payable by an annual minimum percentage of gross revenues earned by Free DA Canada in the amount of $25,000 due and payable on the 10th day of January commencing January 10, 2006 and for a minimum of four years. The total payment to be made to 668158 BC Ltd. is the maximum of 2 % of gross revenues or $25,000 each year to a cumulative maximum of $500,000. The balance of the amount payable, $400,000, is not recorded in the accounts as it is contingently payable. The intellectual property acquired in this transaction is recorded at the vendor's carrying value of $1. Accordingly, $99,999 was included in reorganization costs charged to deficit as part of the reorganization transactions (Refer to Note 10).

     C. On January 13, 2005, the Company entered into a Reorganization and Stock Purchase Agreement with Free DA Canada. Under the terms of the agreement, the Company issued 10,479,143 common shares as consideration for an equivalent number of common shares in Free

          DA which represented 100% of the issued common equity in Free DA resulting in a transfer of control of the Company to the shareholders of Free DA Canada.

          Under generally accepted accounting principles, this business acquisition is accounted for as a capital transaction in substance. In essence, the acquisition is a recapitalization and is accounted for as a change in capital structure. Under reverse takeover accounting, the financial statements of the "legal acquiror" (FRDC) are those of the "accounting acquiror" (Free DA Canada). Costs associated with reverse merger and related reorganization transactions have been charged to deficit. Activities of the legal acquiror are included from the date of the transaction onward.

          The value assigned to the capital stock of consolidated FRDC on the acquisition of Free DA Canada is equal to the book value of the capital stock of Free DA plus the book value of the net assets of Free DA Canada as at the date of the acquisition with any excess being charged to the consolidated deficit.

          The value assigned to the capital stock of FRDC on acquisition of Free DA Canada is equal to the book value of the capital stock of Free DA Canada plus the book value of the net assets of the Company as at the date of the acquisition with any excess being charged to the consolidated deficit. The book value of FRDC's capital stock subsequent to the acquisition is calculated and allocated as follows:

                                                         $
                                                         ---------
               Free DA Capital Stock                            84
               PPPD Net Assets                                   -
                                                         ---------
                                                                84
                                                         =========
               Concurrent equity transactions:
                    shares for debt                         12,123
                    shares for services                    222,500
                                                         ---------
                                                           234,707
                                                         =========

               Allocated as follows:
                    Capital Stock                           13,645
                    Additional Paid in Capital             217,805
                    Obligation to issue shares               3,257
                                                         ---------
                                                           234,707
                                                         =========


4. EQUIPMENT


                                 ACCUMULATED    SEPTEMBER 30,
                       COST      DEPRECIATION   2005 NET
                       $         $              $
---------------------  --------  -------------  --------------
Intellectual property         2              -               2
Computer equipment      109,060         16,357          92,703
Computer software         8,892          4,446           4,446
---------------------  --------  -------------  --------------
                        117,954         20,803          97,151
=====================  ========  =============  ==============

During the period ended September 30, 2005 the Company acquired equipment with a net book value of $117,954 pursuant to a Stock Exchange Agreement with Via Vis Technologies Inc. (Refer to Note 3).

5. DUE TO/(FROM) RELATED PARTIES AND RELATED PARTY TRANSACTIONS

                                             SEPTEMBER
                                             30, 2005
                                             $
                                             -----------
     CURRENT
     Due to director (a)                        203,717
     Payable to 668158 BC Ltd. (b)               25,000
     Due from Via Vis Technologies Inc. (c)      (1,946)
     Due to Via Vis Technologies Inc. (d)       300,000
                                             -----------
                                                526,771
                                             ===========

     LONG TERM
     Payable to 668158 BC Ltd (b)                75,000
                                             ===========

     Notes:

     a) The loans are payable to an officer and are non-interest bearing with no fixed terms of repayment.

     b) An annual minimum percentage of gross revenues earned by Free DA in the amount of $25,000 is due and payable on the 10th day of January commencing January 10th 2006 and for a minimum of four years. The payment to be made to 668158 BC Ltd. is the maximum of 2 % of gross revenues or $25,000 each year to a cumulative maximum of $500,000. 668158 BC Ltd. is a company wholly owned and controlled by an officer of the Company (Refer to Note 10).

     c) The loans are non-interest bearing with no fixed terms of repayment. Via Vis Technologies Inc. is a company wholly owned and controlled by an officer of the Company.

     d) This loan is secured by a promissory note in the amount of $300,000. The note payable bears interest at 6% per annum compounded annually and is repayable in full upon Free DA receiving $2,000,000 in total aggregate equity or debt funding. Further, the note will be repaid on a pro-rata basis as the $2,000,000 funding is received. Via Vis Technologies Inc. is a company wholly owned and controlled by an officer of the Company (Refer to Note 11).

     Related party transactions during the period are as follows:

     A.   Consulting fees charged by an officer of the Company - $31,035.

     B. Interest on a $300,000 promissory note charged by a company controlled by an officer of the Company - $13,485 (Refer to Note 3).

     C.   Refer to Notes 3,4,6,7 and 11.

6. CAPITAL STOCK

     The authorized capital of the Company consists of 33,450,000 common shares with par value of $0.001.

     As at September 30, 2005 the Company had a total of 13,643,985 common shares issued and outstanding.

     A. On December 30, 2004, the Company issued 10,479,143 common shares in connection with a corporation reorganization transaction with Via Vis (Refer to Note 3a).

     B. On March 1, 2005, the Company approved the issuance of 1,064,998 common shares to settle a debt of $12,123 owing to a director of the Company. 814,998 shares were issued and a further 250,000 shares (not issued) with a value of $3,257 are recorded as an obligation to issue shares.

     C. On March 1, 2005, the Company issued 1,150,000 common shares with a value of $57,500 as compensation for services provided in connection with the reverse acquisition. 250,000 shares were issued to a director of the Company and 250,000 shares were issued to a nominee of the President's brother.

     D. On March 1, 2005, the Company issued 1,000,000 common shares valued at $165,000 for consulting services rendered in connection with the reverse merger with Free DA Canada.

     The Company has received $337,500 in subscription proceeds relating to the issuance of 875,000 common shares and 168,750 warrants. 475,000 common shares were issued at $0.50 per share, 400,000 common shares were issued at $0.25 per share. Each warrant allows the holder to purchase one common share for $.10 per share. The intrinsic value of these warrants has been determined to be $59,063 and has been recorded as a cost of financing on the Consolidated Statement of Stockholders Equity. 25,000 warrants were exercised at $0.10 per share, providing a further $2,500 in proceeds.

     The Company had the following common share warrants outstanding as at September 30, 2005:

                                  EXERCISE
NUMBER OF WARRANTS                PRICE      EXPIRY DATE
--------------------------------  ---------  ------------------
12,500                            $    0.10  January 22, 2006
5,000                             $    0.10  March 1, 2006
5,000                             $    0.10  April 28, 2006
12,500                            $    0.10  May 12, 2006
2,500                             $    0.10  May 13, 2006
12,500                            $    0.10  May 14, 2006
2,500                             $    0.10  July 21, 2006
37,500                            $    0.10  July 26, 2006
5,000                             $    0.10  August 5, 2006
12,500                            $    0.10  August 11, 2006
2,500                             $    0.10  August 18, 2006
12,500                            $    0.10  August 23, 2006
15,000                            $    0.10  August 29, 2006
6,250                             $    0.10  September 13, 2006
387,500 (Refer to Note 8)         $    0.01  January 12, 2010
32,521                            $    0.50  March 1, 2010
250,000 (Refer to Note 8)         $    0.10  May 13, 2010
50,000                            $    0.50  August 1, 2010
130,000                           $    0.75  August 1, 2010
--------------------------------  ---------  ------------------
993,771



7. COMMITMENTS AND CONTINGENCIES

     During the period ended September 30, 2005 the Company entered into a lease of office premises for a period of 5 years commencing May 1, 2005. The following amounts are payable during the term of the lease:

          YEAR ENDED SEPTEMBER 30  $
          2006                      68,232
          2007                      68,232
          2008                      68,232
          2009                      68,232
          2010                      39,802

     On January 12, 2005 the Company entered into an IP Purchase and Sale Agreement with 668158 BC Ltd., a Company controlled by a major shareholder and officer of the Company. Technology and intellectual property rights were purchase by the Company from 668158 BC Ltd. for a sum of $500,000. Pursuant to the terms of the Purchase and Sale Agreement a minimum payment of $100,000 is payable over four years. The balance of the amount payable, $400,000 is not recorded in the accounts as it is contingently payable (Refer to Note 3 and 11).

     On January 12, 2005, the Company entered into an employment agreement with a major shareholder and officer of the Company. Pursuant to the employment agreement, once the Company has fulfilled its payment obligation pursuant to the IP Purchase and Sale Agreement with 6681858 BC Ltd., the

     Company is required to pay the major shareholder and officer a 2.5% annual allowance on a cumulative gross revenue of $400,000,000. Subsequent to the attainment of $400,000,000 of revenue, the annual allowance paid to the major shareholder and officer by the Company reduces to 1.0% of annual gross revenue totaling a combined 10 year period. The allowance terminates on June 30, 2015. The allowance during the 10 year period may not be cancelled by Company for any reason except in the event that all or substantially all of the assets of the Company are sold. Should such an event take place, the Company must pay the major shareholder and officer the difference between the total allowances paid to the Officer and fees paid to 6681858 BC Ltd. under the provisions of the IP Purchase and Sale Agreement to that date and the sum of $9,800,000 (Refer to Note 11).


8. STOCK-BASED COMPENSATION

     The Company has adopted a combined incentive and non qualified stock option plan ("Stock Option Plan") for the benefit of directors, officers, employees and other key personnel of the Company, whereby a maximum of 5,000,000 of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and employees of the Company. The Stock Option Plan provides that the terms of the options and option price shall be fixed by the directors. Stock options granted under the Stock Option
     Plan may not be exercisable for a period longer than 10 years and the exercise price must be paid in full upon exercise of the option or to the extent permitted by applicable laws and regulations (including, but not limited to, federal tax and securities laws and regulations), an option may be exercised by delivery of shares of common stock of the Company held by the optionee having a fair market value equal to the exercise price.

     SFAS 123R becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005. The Company will adopt SFAS 123R no later than the beginning of the Company's first quarter ending December 31, 2005.

     During the period ended September 30, 2005, the Company issued 1,388,000 options to certain employees and directors under the Company's Stock Option Plan at an exercise price of $0.45 per common share. Of these, 960,000 options vest at 120,000 every three months. Additionally the Company issued 650,000 warrants at an exercise price of $0.01 to a certain officer of the Company and 250,000 warrants at an exercise price of $0.10 to a certain director of the Company. An intrinsic value of $286,000 has been recorded on the 650,000 warrants. Of these, 300,000 vested immediately and 350,000 vest at 43,750 warrants each three months. An intrinsic value of $87,500 has been recorded on the 250,000 warrants. Based upon the Company's stock price during the year, the exercise price of the options granted and their remaining life, the pro-forma fair value of the options and warrants granted during the period has been estimated by the Company to be $536,063 of which on a pro-forma basis $247,599 is expensed during the period, with $192,310 and $96,155 to be expensed during the September 30, 2006 and September 30, 2007 year ends respectively. The pro-forma fair value of stock options and warrants is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in the period:

          Risk free interest rate:        3.3%
          Expected dividend yield:        zero
          Expected volatility:            182%
          Expected life of options:  3.8 years

     A summary of options issued and outstanding under the Stock Option Plan as of September 30, 2005 and changes during the period ended September 30, 2005 is presented below:

                                                 Number of  Exercise
                                                 Options    Price
          -------------------------------------  ---------  ---------
          Outstanding, beginning of the period           -          -
          Granted                                1,338,000  $    0.45
          Exercised                                      -          -
          Expired                                        -          -
          -------------------------------------  ---------  ---------
          Outstanding, end of period             1,338,000  $    0.45

          Exercisable, end of period               618,897  $    0.45
          -------------------------------------  ---------  ---------

          Remaining life (years): 2.46


     The number of warrants issued to directors and officers outstanding as of September 30, 2005 is 900,000 with an average exercise price of $0.04. The number of warrants exercisable as at September 30, 2005 is 637,500 with an average exercise price of $0.05.

     Refer  to  Note  6.

9. INCOME TAXES

     The Company has a non-capital loss which may be available to reduce future years'taxable income, which expires in ten years. Due to the uncertainty of realization of these loss carry forwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the deferred tax assets resulting from these loss carryovers.

10. SUPPLEMENTAL CASH FLOW DISCLOSURES

     The Company purchased hardware and software with a net book value of $117,954 and intellectual property with a book value of $1 from Via Vis for a sum of $300,000 payable by a secured promissory note (Refer to Note 3).

     The Company purchased technology and intellectual property rights from 668158 BC Ltd. for $100,000 payable as described in Note 3.

     Refer  to  Note  11.

11. SUBSEQUENT EVENTS

     A. The Company received $307,500 in connection with share subscriptions for 615,000 shares and 307,500 warrants. Each warrant allows the holder to purchase one common share at an exercise price of $0.75 within 24 months. The warrants have expiration dates ranging from October 26, 2007 to February 14, 2008.

     B. The Company issued 700,000 shares to an officer and director of the Company for conversion of debt and expenses at an agreed price of $0.50 per share. The officer and director also received 350,000 warrants. Each warrant allows the officer and director to purchase one common share at an exercise price of $0.75 within 24 months.

     C. The Company also issued 82,720 shares to settle debt owing to principals of a financial advisory firm engaged by the Company. The principals of the firm also received 41,360 warrants. Each warrant allows principals to purchase one common share at an exercise price of $0.75 within 24 months.

     D. The Company issued 480,000 shares for consulting and financial advisory services and 100,000 shares to a Member of the Board of Directors. Furthermore, the Company issued 25,000 shares pursuant to the exercise of warrants at $0.10 per share. The Company also issued 249,000 shares, which extinguishes the obligation to issue shares, related to the shares issued for debt in connection with the reverse acquisition.

     E. The Company issued 270,000 shares on December 28, 2005 to employees pursuant to employment contracts. The employment contracts were amended and the shares were returned and cancelled on February 28, 2006.

     F. The Company issued 300,000 shares at an exercise price of $0.01 on December 28, 2005 to an officer of the Company pursuant to the exercise of a warrant agreement dated January 12, 2005.

     G. On December 30, 2005, the Company entered into an assignment and assumption agreement with a private media company, its major shareholder, and certain principals of the shareholder in which the private media company has agreed to assign its benefits, and the Company has agreed to assume the private media company's obligations under an agreement that is in escrow with a text messaging marketing company to purchase the issued and outstanding shares of the text messaging marketing company in exchange for the issuance of 3,000,000 common shares. Additionally within the terms of the assignment and assumption agreement, the Company has agreed to have the executive team consisting of the CEO and CFO of the private media company become employees of the Company and the Company has agreed to assume the executive management agreements of the executive team from the private media company as well as the provision of fiscal advisory, capital markets and public relations consulting services from Silverback. The executive management contract terms are for three years effective from November 1, 2005 and December 1, 2005 with an annual salary and expense allowance of $124,000 and $162,000, respectively. The CEO subsequently resigned from the Company.

     H. On December 30, 2005, the Company entered into a share purchase agreement (the "SPA") with the shareholders of an SMS marketing company and the SMS marketing company to acquire all of the issued and outstanding shares of the text messaging marketing company for a purchase price of $2,400,000 in cash, 2,800,000 common shares, and a $1,000,000 convertible debenture at 8% interest with a conversion ratio of 666 shares per $1,000 of principal amount. Of the purchase price, $1,200,000 in cash and 1,800,000 shares are subject to earn out provisions over a two year period. The closing date of the transaction is March 31, 2006 (the "closing") or such other date as the parties to the SPA agree to. The obligation of the Company to complete the acquisition of the SMS marketing company shares is subject to conditions precedent including the completion of a private placement by the Company in the amount of $2,500,000 before closing, the entering into of an employment agreement with a certain senior officer and principal shareholder of the SMS marketing company before closing, the working capital balance of the SMS marketing company shall not be less than $310,000 on closing, the current liabilities shall not exceed $1,610,000 on closing, and certain other usual precedents. The Company failed to meet the conditions precedent and the transaction did not complete.

     I. On December 30, 2005 the Company entered into an amending agreement with Via Vis Technologies Inc. ("Via Vis") with respect to the promissory note held by Via Vis. Pursuant to the amending agreement the note payable of $300,000 is repayable in increments of $10,000 beginning June 1, 2006 for a period of 30 months.

     J. On December 30 2005, the Company also entered into an amending agreement with 668158 BC Ltd. with respect to the IP Purchase and Sale Agreement dated January 12, 2005. Pursuant to the amending agreement the annual minimum percentage of gross revenues has been eliminated. The parties have agreed to a performance guarantee that the Company will generate not less than $500,000 in revenue attributable to the IP in 2006 and will grow this revenue by increments of $500,000 per year over 5 years. The total payment to be made to 668158 BC Ltd. is 2% of gross revenues each year to a cumulative maximum of $500,000. If the performance guarantee is not met, the Company has at is sole discretion, the option to pay $25,000 on an annual basis to 668158 BC Ltd., failing which, the title to the IP will be transferred to 668158 BC Ltd.

     K. On December 30, 2005, the Company further entered into an amending employment agreement with a major shareholder and officer of the Company with respect to an employment agreement dated January 12, 2004. Pursuant to the amending employment agreement, the parties have agreed to reduce the 2.5% allowance on cumulative gross revenue of $400,000,000 to 2.0%. Furthermore, the payment required upon the sale of all or substantially all of the assets is adjusted to the difference between the total allowances paid to the major shareholder and officer and fees paid to 66815 BC Ltd. under the provisions of the IP Purchase and Sale Agreement to that date and the sum of 20% of the asset sale price or $9,800,000, whichever is less.

     L. On December 30, 2005, the Company issued 2,750,000 shares to two companies individually controlled by the executive management team whose employment agreements were assigned pursuant to the assignment and assumption agreement referenced in Note 10c. The issuance of these shares was cancelled and the shares were returned to treasury on February 28, 2006.

     M. On January 30, 2006, the Company issued a 10% secured convertible promissory note in the amount of $30,000 with a maturity date of February 28, 2006. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. The note was not repaid and is in default, accruing 12% interest as per the terms of the note. Furthermore, the additional charge for the loan is 50,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.45 until January 30, 2011.

     N. On March 1, 2006 and March 9, 2006, the Company entered into a two further 10% secured convertible promissory notes totaling $9,900 with a maturity date of April 1, 2006 and April 9, 2006. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. Upon default, interest accrues at 12% interest as per the terms of the note.

     O. On March 7, 2006 the Company entered into a non-exclusive placement agency agreement with an investment bank (IB) to secure financing on a best efforts basis and to provide the Company financial advisory services. The Company will provide to the IB 50,000 common shares as a retainer and will pay a cash commission to the IB of 8% on equity-based funding, 6% on debt-based funding convertible into equity and 5% on non-convertible debt funding. Furthermore the IB will receive agent warrants in the amount of 8% of the number of shares issued in connection with any equity-based funding or any debt-based convertible funding at the same terms and the same price as paid by the investors. For non-convertible debt funding, the IB will receive warrants in the amount of 5%. Finally, in the event of the IB assisting in a merger or acquisition, the Company is required to pay the IB a cash fee equal to 5% of the total transaction value.

                        FREE DA CONNECTION SERVICES, INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

                                DECEMBER 31, 2005

                                (In U.S. Dollars)

                        FREE DA CONNECTION SERVICES, INC.

                       INTERIM CONSOLIDATED BALANCE SHEET

                                    Unaudited

                                (in U.S. Dollars)

                                                      AS AT DECEMBER 31, 2005   AS AT SEPTEMBER 30, 2005
--------------------------------------------------------------------------------------------------------

                                     ASSETS

CURRENT ASSETS
     Cash                                                              35,555                     12,814
     Prepaid expenses                                                  68,196                      6,499
     Accounts receivable                                                5,500                          -
                                                      -----------------------   ------------------------
                                                                      109,251                     19,313

EQUIPMENT (NOTE 3)                                                     89,086                     97,151


OTHER LONG-TERM ASSET (NOTE 4)                                      1,916,667                          -
                                                      -----------------------   ------------------------
                                                                    2,115,004    116,464
========================================================================================================

                                  LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                         171,166                    192,711
     Due to related parties (Note 5)                                  295,109                    526,771
                                                      -----------------------   ------------------------
                                                                      466,275                    719,482

DUE TO RELATED PARTIES (NOTE 5)                                             -                     75,000
                                                      -----------------------   ------------------------
                                                                      466,275                    794,482
========================================================================================================

                            STOCKHOLDERS' DEFICIENCY

COMMON STOCK (NOTE 6)                                                  19,270                     13,645
     33,450,000 Common shares with a par value of $0.001
     authorized; 19,268,985 common shares issued

ADDITIONAL PAID IN CAPITAL                                          2,513,527                    532,242

COMMON STOCK SUBSCRIPTION
PROCEEDS RECEIVED                                                     157,500                    340,000

OBLIGATION TO ISSUE SHARES                                          1,044,617                      3,257

WARRANTS                                                               59,063                     59,063

DEFICIT                                                           (2,145,248)                (1,626,225)
                                                      -----------------------   ------------------------
                                                                    1,648,729                  (678,018)
--------------------------------------------------------------------------------------------------------
                                                                    2,115,004                    116,464
========================================================================================================

COMMITMENTS  AND  CONTINGENCIES  (NOTE  7)

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                    INTERIM STATEMENT OF OPERATIONS & DEFICIT

                                    Unaudited

                                (in U.S. Dollars)


                                                                PERIOD FROM AUGUST 25,
                                      THREE MONTHS ENDED        2004 (INCEPTION)
                                       DECEMBER 31, 2005        TO DECEMBER 31, 2004
======================================================================================

EXPENSES
     General and administrative                  326,164                             -
     Research and development                    196,435                             -
     Stock based compensation                     48,077                             -
     Sales and marketing                          31,940                             -
     Depreciation                                  8,063                             -
     Royalty recovery                           (91,656)                             -
--------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                        (519,023)                             -

======================================================================================


LOSS PER SHARE
     Basic:                                      ($0.04)                       $  0.00

     Weighted average number of
     shares outstanding                       13,890,997                        81,869
======================================================================================

DEFICIT, BEGINNING OF THE PERIOD             (1,626,225)                             -

NET LOSS FOR THE PERIOD                        (519,023)                             -

DEFICIT, END OF PERIOD                       (2,145,248)                             -
======================================================================================

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                         INTERIM STATEMENT OF CASH FLOWS

                                    Unaudited

                                (in U.S. Dollars)


                                                                          PERIOD FROM AUGUST 25,
                                                     THREE MONTHS ENDED   2004 (INCEPTION)
                                                     DECEMBER 31, 2005    TO DECEMBER 31, 2004
------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
     Net loss for the period                                   (519,023)                       -

     Add (deduct) non-cash items:
          Depreciation                                            8,063                        -
          Shares issued for conversion
          of debt and expenses                                  391,360                        -
          Shares issued for recruitment
          of executive management                               916,667                        -
          Shares issued for professional services               153,333                        -
          Shares issued for director services                    33,333                        -
          Shares issued for signing bonuses                      90,000                        -
          Shares issued for assignment of
          share purchase agreement                            1,000,000
          Shares issued for warrants exercised                    5,500
          Stock-based compensation                               48,077                        -

     Net changes in other operating accounts
          Prepaids and advances                                 (67,197)                       -
          Accounts payable and accrued liabilities              (21,543)                       -
          Other long-term assets                             (1,916,667)
                                                     -------------------  ----------------------
                                                                121,903                        -

INVESTING ACTIVITIES
     Investment in subsidiary                                                                (1)
     Purchase of fixed assets                                                          (117,951)


FINANCING ACTIVITIES
     Subscription proceeds received                             207,500                        -
     Due from related parties                                  (306,662)                 117,952
                                                     -------------------  ----------------------
                                                                (99,162)                 117,952

------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                 22,741                        -

CASH, BEGINNING OF PERIOD                                        12,814                        -

CASH, END OF PERIOD                                              35,555                        -
================================================================================================

SUPPLEMENTAL DISCLOSURES
     Interest paid                                                    -                        -
     Taxes paid                                                       -                        -
================================================================================================

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                  INTERIM STATEMENT OF STOCKHOLDERS' DEFICIENCY

                                    Unaudited

                                (in U.S. Dollars)

                  For the Three Months Ended December 31, 2005


                                                                                                    DEFICIT
                                                   ADDI-                                            ACCUMULATED
                                                   TIONAL      SUBSCRIP-    OBLIGATION              DURING
                                                   PAID IN     TION         TO ISSUE                DEVELOPMENT
                              NUMBER OF   AMOUNT   CAPITAL     PROCEEDS     SHARES       WARRANTS   STAGE          TOTAL
                              SHARES      $        $           $            $            $          $              $
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Balance September 30, 2005    13,643,985   13,645     532,242     340,000         3,257     59,063    (1,626,225)    (678,018)
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for common
stock subscribed in prior
period from August 25,
2004 (inception) to
September 30, 2005               900,000      900     339,100    (340,000)            -          -             -            -
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for common
stock subscribed                 100,000      100     49,9000           -             -          -             -       50,000
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for conversion
of debt and expenses             700,000      700     349,300           -             -          -             -      350,000
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for executive
management assignment          2,750,000    2,750     913,917           -             -          -             -      916,667
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for
professional services            480,000      480     152,853           -             -          -             -      153,333
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for
director services                100,000      100      33,233           -             -          -             -       33,333
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for
signing bonuses                  270,000      270      89,730           -             -          -             -       90,000
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Shares issued for warrants
exercised                        325,000      325       5,175           -             -          -             -        5,500
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Stock-based compensation               -        -      48,077           -             -          -             -       48,077
============================  ==========  =======  ==========  ===========  ===========  =========  =============  ===========
                              19,268,985   19,270   2,513,527           -         3,257     59,063    (1,626,225)     968,892

----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Common stock subscribed                -        -           -     157,500             -          -             -      157,500
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Common stock subscribed in
exchange for expenses                  -        -           -           -        41,360          -             -       41,360
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Assignment of text messaging
company share purchase
agreement                              -        -           -           -     1,000,000          -             -    1,000,000
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------
Net loss for the period                -        -           -           -             -          -      (519,023)    (519,023)
============================  ==========  =======  ==========  ===========  ===========  =========  =============  ===========
Balance December 31, 2005     19,268,985   19,270   2,513,527     157,500     1,044,617     59,063    (2,145,248)   1,648,729
----------------------------  ----------  -------  ----------  -----------  -----------  ---------  -------------  -----------

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                  INTERIM STATEMENT OF STOCKHOLDERS' DEFICIENCY

                                    Unaudited

                                (in U.S. Dollars)

      For the period from August 25, 2004 (inception) to September 30, 2005


                                                                                                  DEFICIT
                                                   ADDI-                                          ACCUMULATED
                                                   TIONAL     SUBSCRIP-   OBLIGATION              DURING
                                                   PAID IN    TION        TO ISSUE                DEVELOPMENT
                              NUMBER OF   AMOUNT   CAPITAL    PROCEEDS    SHARES       WARRANTS   STAGE          TOTAL
                              SHARES      $        $          $           $            $          $              $
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Issued on incorporation                1        1         -            -            -          -             -             1
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Issued in corporate
Reorganization transactions
with Free DA Canada
December 30, 2004 (Note 3)    10,479,143   10,479   (10,396)           -            -          -             -            83
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Acquisition of intellectual
property, assumption of
debts, and reorganization
costs from Via Vis
corporate reorganization
transactions (Note 3)                  -        -         -            -            -          -      (332,347)     (332,347)
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Shares issued for debt in
connection with reverse
acquisition March 1, 2005        814,998      815     8,051            -        3,257          -             -        12,123
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Shares issued for services
in connection with reverse
acquisition March 1, 2005      1,150,000    1,150    56,350            -            -          -       (57,500)            -
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Shares issued for services
in connection with reverse
acquisition March 1, 2005      1,000,000    1,000   164,000            -            -          -      (165,000)            -
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
PPPD shares acquired
reverse acquisition              199,844      200      (200)                                   -             -             -
============================  ==========  =======  =========  ==========  ===========  =========  =============  ============
Balance post
reverse acquisition           13,643,985   13,645   217,805            -        3,257          -      (554,847)     (320,140)


Common stock subscribed                -        -         -      340,000            -          -             -       340,000
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Warrants issued in
connection with private
placement                              -        -   (59,063)           -            -     59,063             -             -
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Stock-based compensation               -        -   373,500            -            -                        -       373,500
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Net loss for the period                -        -         -            -            -               (1,071,378)   (1,071,378)
============================  ==========  =======  =========  ==========  ===========  =========  =============  ============
Balance September 30, 2005    13,643,985   13,645   532,242      340,000        3,257     59,063    (1,626,225)     (678,018)
============================  ==========  =======  =========  ==========  ===========  =========  =============  ============

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

                                (in U.S. Dollars)

                                December 31, 2005



1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     The Company develops and intends to market software infrastructure and application technology that focuses on advanced voice initiated information search solutions.

     The financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2005, the Company has a working capital deficit of $357,024 and has incurred significant losses since inception. The ability of the Company to continue as a going concern is dependent on raising additional capital to fund ongoing research and development and ultimately on generating future profitable operations. Since internally generated cash flow will not fund development and commercialization of the Company's products, the Company will require significant additional financial resources and will be dependent on future financing to fund its ongoing research and development as well as other working capital requirements. The Company's future capital requirements will depend on many factors including the rate and extent of significant progress in its research and development programs, the timing, cost and scope involved in its marketing efforts and the timing and costs of its commercialization activities.

     The Company will depend almost exclusively on outside capital to complete the development and marketing of its products and services. Such outside capital will include the sale of additional shares of common stock and may include commercial borrowing. There can be no assurance that capital will be available as necessary to meet these development costs or, if the capital is available, that it will be on terms acceptable to the company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

     Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability. Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

     a)  Consolidation

          These financial statements include the results of the Company and its wholly-owned subsidiary Free DA Connection Services Inc. All inter-company transactions have been eliminated (Refer to Note 3b).

     b)  Equipment  and  Intellectual  property

          Equipment is stated at cost less accumulated depreciation. Depreciation is provided at various rates designed to amortize the assets over the estimated useful lives. The depreciation rates are as follows:

          Equipment             20%     Declining  balance
          Computer equipment    30%     Declining  balance
          Computer software    100%     Declining  balance

          One-half  of  the  annual  rate  is  used  in the year of acquisition.

     c)  Use  of  estimates

          The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing for depreciation of equipment. Actual results could differ from these estimates.

     d)  Income  taxes

          The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2005 a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

     e)  Financial  instruments

          The Company's financial instruments consist of cash, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Management has determined that the fair values of these financial instruments approximate their carrying values due to the short term maturity of the instruments.

     f)  Long-lived  assets

          The carrying values of long-lived assets with fixed or determinable lives, which includes equipment, are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

          Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations by management's estimate or recoverable value.

     g)  Risk  management

          The Company is currently not exposed to significant interest rate risk.

          The  Company  does  not  use  derivative  instruments  or  hedging.

     h)  Revenue  recognition

          The Company is currently in the pre-revenue phase of its business plan. Revenue will be recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

     i)  Stock-based  compensation

          In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the period ended September 30, 2005.

          The Company has elected to continue to account for stock options granted to employees and officers using the intrinsic value based method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. The
          Company applies the fair value method using the Black-Scholes option-pricing model in accounting for stock options granted to employees and consultants.

          The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

          The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB No. 25.

     j)  Stock-based  payment

          In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments

          (including stock options) based on the grant date fair value of the award. (i.e. the requisite service period or vesting period). The Company has adopted SFAS 123R effective at the beginning of the current fiscal year in accordance with the requirement that this standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005.

     k)  Recent  accounting  pronouncements

          In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Option No. 29, Accounting for Non-monetary Transactions ("SFAS 153") SFAS 153 requires that exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. The Company has adopted SFAS 153 effective at the beginning of the current fiscal year in accordance with the requirement that this standard becomes effective for fiscal periods beginning after June 15, 2005.

3. EQUIPMENT

                                 ACCUMULATED    DECEMBER 31, 2005   SEPTEMBER 30, 2005
                       COST      DEPRECIATION   NET                 NET
                       $         $              $                   $
                       --------  -------------  ------------------  -------------------
Intellectual property         2              -                   2                    2
Computer equipment      109,060         23,310              85,750               92,703
Computer software         8,892          5,558               3,334                4,446
                       --------  -------------  ------------------  -------------------
                        117,954         28,868              89,086               97,151
                       ========  =============  ==================  ===================

4. OTHER LONG-TERM ASSETS

     The components of other long-term assets are as follows:

                                          COST
                                          $

     Executive management assignment         916,667
     Share purchase agreement assignment   1,000,000
                                          ----------
                                           1,916,667
                                          ----------

     The executive management assignment cost relates to the issuance of 2,750,000 shares to two companies individually controlled by the executive management team whose employment agreements were assigned pursuant to the assignment and assumption agreement entered into on December 30, 2005 with a private media company, its major shareholder, and certain principals of the shareholder. The executive management assignment cost will be amortized over the term of the employment contracts of three years (Note 10).

     The share purchase agreement assignment cost relates to the issuance of 3,000,000 shares pursuant to the assignment and assumption agreement entered into on December 30, 2005. Within the terms of the assignment and assumption agreement, the private media company has agreed to assign its benefits, and the Company has agreed to assume the private media company's obligations under an agreement that is in escrow with a text messaging marketing company to purchase the issued and outstanding shares of the text messaging marketing company in exchange for the issuance of 3,000,000 common shares. The share purchase agreement assignment costs will form a cost of acquisition upon closing the transaction with the text messaging marketing company (Note 10).

5. DUE TO/(FROM) RELATED PARTIES AND RELATED PARTY TRANSACTIONS

                                        DECEMBER 31, 2005    SEPTEMBER 30, 2005
                                        $                    $
                                        -------------------  --------------------
CURRENT
Due to director                                          -               203,717
Payable to 668158 BC Ltd.                                -                25,000
Due from Via Vis Technologies Inc. (a)              (1,954)               (1,946)
Due to Via Vis Technologies Inc. (b)               297,063               300,000
                                        -------------------  --------------------
                                                   320,109               526,771
                                        ===================  ====================
LONG TERM
Payable to 668158 BC Ltd.                                -               _75,000
                                        ===================  ====================




     a) The loans are non-interest bearing with no fixed terms of repayment. Via Vis Technologies Inc. is a company wholly owned and controlled by an officer of the Company.

     b) This loan is secured by a promissory note in the amount of $300,000. The note payable is repayable in increments of $10,000 beginning June 1, 2006 for a period of 30 months less $2,937 advanced in December 2005. Via Vis Technologies Inc. is a company wholly owned and controlled by an officer of the Company.

     Related  party  transactions  during  the  period  are  as  follows:

     i. Consulting fees charged by an officer of the Company - $15,000 (December 31, 2004 - Nil).

     ii. Reversal of Interest on a $300,000 promissory note charged by a company controlled by an officer of the Company - $13,485 (December 31, 2004 - Nil).

6. CAPITAL STOCK

     The authorized capital of the Company consists of 33,450,000 common shares with par value of $0.001.

     As at December 31, 2005 the Company had a total of 19,268,985 common shares issued and outstanding.

     a) In the quarter the Company has received $50,000 in subscription proceeds relating to the issuance of 100,000 common shares at $0.50 per common share and 50,000 warrants. Furthermore, the Company issued 700,000 shares to an officer and director of the Company for conversion of debt and expenses at an agreed upon price of $0.50 per share and 350,000 warrants. Each warrant allows the officer and director to purchase one common share at $0.75 within 24 months.

     b) On December 28, 2005, the Company issued 900,000 common shares in connection with subscription proceeds received in the prior year.

     c) On December 28, 2005, the Company issued 480,000 shares for consulting and financial advisory services and 100,000 shares to a Member of the Board of Directors. Furthermore, the Company issued 25,000 shares pursuant to the exercise of warrants at $0.10 per share.

     d) On December 28, 2005, the Company issued 270,000 shares to employees pursuant to employment contracts. The employment contracts were amended and the shares were returned and cancelled on February 28, 2006 (Note 10).

     e) On December 28, 2005, the Company issued 300,000 shares at an exercise price of $0.01 to an officer of the Company pursuant to the exercise of a warrant agreement dated Jan 12, 2005.

     f) On December 30, 2005, the Company issued 2,750,000 shares to two companies individually controlled by the executive management team whose employment agreements were assigned pursuant to the assignment and assumption agreement entered into on December 30, 2005 with a private media company, its major shareholder, and certain principals of the shareholder. The issuance of these shares was cancelled and the shares were returned to treasury on February 28, 2006 (Note 10).

     g) The Company has received $157,500 in subscription proceeds relating to the issuance of 315,000 common shares and 157,500 warrants. The common shares were issued at $0.50 per share. Each warrant allows the holder to purchase one common share at $0.75 within 24 months.

     h) The Company is required to issue 82,720 shares to settle debt owing to principals of a financial advisory firm engaged by the Company. The principals of the firm will also receive 41,360 warrants. Each warrant allows principals to purchase one common share at an exercise price of $0.75 within 24 months.

     i) Within the terms of the assignment and assumption agreement, the private media company has agreed to assign its benefits, and the Company has agreed to assume the private media company's obligations under an agreement that is in escrow with an SMS marketing company to purchase the issued and outstanding shares of the SMS marketing company in exchange for the issuance of 3,000,000 common shares. Additionally within the terms of the assignment and assumption agreement, the Company has agreed to have the executive team of the private media company become employees of the Company and the Company has agreed to assume the executive management agreements of the executive team from the private media company as well as the provision of fiscal advisory, capital markets and public relations consulting services from the private media company (Note 10).

     The Company had the following common share warrants outstanding as at December 31, 2005:

NUMBER OF WARRANTS         EXERCISE PRICE   EXPIRY DATE
12,500                     $          0.10  January 22, 2006
-------------------------  ---------------  ------------------
5,000                      $          0.10  March 1, 2006
5,000                      $          0.10  April 28, 2006
12,500                     $          0.10  May 12, 2006
2,500                      $          0.10  May 13, 2006
12,500                     $          0.10  May 14, 2006
2,500                      $          0.10  July 21, 2006
25,000                     $          0.10  July 26, 2006
5,000                      $          0.10  August 5, 2006
2,500                      $          0.10  August 18, 2006
12,500                     $          0.10  August 23, 2006
15,000                     $          0.10  August 29, 2006
6,250                      $          0.10  September 13, 2006
25,000                     $          0.75  October 26, 2007
25,000                     $          0.75  November 4, 2007
120,000                    $          0.75  December 2, 2007
25,000                     $          0.75  December 12, 2007
350,000                    $          0.75  December 28, 2007
33,323                     $          0.75  December 30, 2007
20,537                     $          0.75  December 31, 2007
131,250 (Refer to Note 8)  $          0.01  January 12, 2010
32,521                     $          0.50  March 1, 2010
250,000 (Refer to Note 8)  $          0.10  May 13, 2010
50,000                     $          0.50  August 1, 2010
130,000                    $          0.75  August 1, 2010
-------------------------

1,311,381
-------------------------


7. COMMITMENTS AND CONTINGENCIES

     The Company has entered into a lease of office premises. The following amounts are payable during the term of the lease:

     YEAR ENDED SEPTEMBER 30  $
     2006                      68,232
     2007                      68,232
     2008                      68,232
     2009                      68,232
     2010                      39,802


     In the prior year the Company entered into an IP Purchase and Sale Agreement with 668158 BC Ltd., a Company controlled by a major shareholder and officer of the Company. The agreement was subsequently amended on December 30, 2005. Technology and intellectual property rights were purchase by the Company from 668158 BC Ltd. for a sum of $500,000. Pursuant to the terms of the IP Purchase and Sale Agreement and the subsequent amendment, the parties have agreed to a performance guarantee that the Company will generate not less than $500,000 in revenue attributable to the IP in 2006 and will grow this revenue by increments of $500,000 per year over 5 years. The total payment to be made to 668158 BC Ltd. is 2% of gross revenues each year to a cumulative maximum of $500,000. If the performance guarantee is not met, the Company has at is sole discretion, the option to pay $25,000 on an annual basis to 668158 BC Ltd., failing which, the title to the IP will be transferred to 668158 BC Ltd.

     In the prior year, the Company entered into an employment agreement with a major shareholder and officer of the Company. The agreement was subsequently amended on December 30, 2005. Pursuant to the Employment Agreement and the subsequent amendment, once the Company has fulfilled its payment obligation pursuant to the IP Purchase and Sale Agreement with 6681858 BC Ltd., the Company is required to pay the major shareholder and officer a 2.0% annual allowance on a cumulative gross revenue of $400,000,000. Subsequent to the attainment of $400,000,000 of revenue, the annual allowance paid to the major shareholder and officer by the Company reduces to 1.0% of annual gross revenue totaling a combined 10 year period. The allowance terminates on June 30, 2015. The allowance during the 10 year period may not be cancelled by Company for any reason except in the event that all or substantially all of the assets of the Company are sold. Should such an event take place, the Company must pay the major shareholder and officer the difference between the total allowances paid to the Officer and fees paid to 6681858 BC Ltd. under the provisions of the IP Purchase and Sale Agreement to that date and the sum of 20% of the asset sale price or $9,800,000, whichever is less.

8. STOCK-BASED COMPENSATION

     The Company has adopted a combined incentive and non qualified stock option plan ("Stock Option Plan") for the benefit of directors, officers, employees and other key personnel of the Company, whereby a maximum of 5,000,000 of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and employees of the Company. The Stock Option Plan provides that the terms of the options and option price shall be fixed by the directors. Stock options granted under the Stock Option
     Plan may not be exercisable for a period longer than 10 years and the exercise price must be paid in full upon exercise of the option or to the extent permitted by applicable laws and regulations (including, but not limited to, federal tax and securities laws and regulations), an option may be exercised by delivery of shares of common stock of the Company held by the optionee having a fair market value equal to the exercise price.

     During the period ended December 30, 2005, the Company did not issue any options.

     The total stock-based compensation expense for the quarter is $48,077, of which the entire amount relates to stock options issued in the prior year.

     The value of stock options and warrants is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options granted:

          Risk free interest rate     3.3%
          Expected dividend yield     zero
          Expected volatility         182%
          Expected life of options    3.0 years

     A summary of options issued and outstanding under the Stock Option Plan as of December 31, 2005 and changes during the period ended December 31, 2005 is presented below:



                                       Three months ended    Period from August
                                       December 31, 2005     25, 2004 (inception)
                                                             to December 31, 2005
                                       --------------------  --------------------
                                       Number of  Exercise   Number of  Exercise
                                       Options    Price      Options    Price
-------------------------------------  ---------  ---------  ---------  ---------

Outstanding, beginning of the period   1,338,000  $    0.45          -          -
Granted                                        -          -  1,338,000  $    0.45
Exercised                                      -          -          -          -
Expired                                        -          -          -          -
-------------------------------------  ---------  ---------  ---------  ---------
Outstanding, end of period             1,338,000  $    0.45  1,338,000  $    0.45
-------------------------------------  ---------  ---------  ---------  ---------
Exercisable, end of period               738,000  $    0.45    618,897  $    0.45
-------------------------------------  ---------  ---------  ---------  ---------
Remaining life (years)                      2.21                  2.46
---------------------------------------------------------------------------------

     The number of warrants issued to directors and officers outstanding as of December 31, 2005 is 600,000 with an average exercise price of $0.05. The number of warrants exercisable as at December 31, 2005 is 381,250 with an average exercise price of $0.07.

     Refer to Note 6.

9. INCOME TAXES

     The Company has a non-capital loss which may be available to reduce future years taxable income, which expires in ten years. Due to the uncertainty of realization of these loss carry forwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the deferred tax assets resulting from these loss carry forwards.

10. SUBSEQUENT EVENTS

     a) In the prior year, the Company entered into a share purchase agreement (the "SPA") with the shareholders of an SMS marketing company and the SMS marketing company to acquire all of the issued and outstanding shares of the text messaging marketing company for a purchase price of $2,400,000 in cash, 2,800,000 common shares, and a $1,000,000 convertible debenture at 8% interest with a conversion ratio of 666 shares per $1,000 of principal amount. Of the purchase price, $1,200,000 in cash and 1,800,000 shares are subject to earn out provisions over a two year period. The closing date of the transaction was March 31, 2006 (the "closing") or such other date as the parties to the SPA agree to. The obligation of the Company to complete the acquisition of the SMS marketing company shares was subject to conditions precedent including the completion of a private placement by the Company in the amount of $2,500,000 before closing, the entering into of an employment agreement with a certain senior officer and principal shareholder of the SMS marketing company before closing, the working capital balance of the SMS marketing company shall not be less than $310,000 on closing, the current liabilities shall not exceed $1,610,000 on closing, and certain other usual precedents.

          The Company failed to meet the conditions precedent and the transaction did not complete.

     b) The Company received $100,000 in connection with share subscriptions for 200,000 shares and 100,000 warrants. Each warrant allows the holder to purchase one common share at an exercise price of $0.75 within 24 months. The warrants have expiration dates ranging from January 6, 2008 to February 14, 2008. The Company also issued 249,000 shares, which extinguishes the obligation to issue shares, related to the shares issued for debt in connection with the reverse acquisition.

     c) On February 28, 2006, the Company cancelled and received into treasury 270,000 shares previously granted to employees pursuant to amendments to employment contracts. Furthermore, the Company cancelled and received into treasury 2,750,000 shares issued to two companies individually controlled by the executive management team whose employment agreements were assigned pursuant to the assignment and assumption agreement referenced in Note 6.

     d) On January 30, 2006, the Company issued a 10% secured convertible promissory note in the amount of $25,695 with a maturity date of February 28, 2006. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. The note was not repaid and is in default, accruing 12% interest as per the terms of the note. Furthermore, the additional charge for the loan is 50,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.45 until January 30, 2011.

     e) On March 1, 2006 and March 9, 2006, the Company entered into a two further 10% secured convertible promissory notes with a director and an officer of the Company totaling $9,900 with a maturity date of April 1, 2006 and April 9, 2006. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. Upon default, interest accrues at 12% interest as per the terms of the note.

     f) On March 7, 2006 the Company entered into a non-exclusive placement agency agreement with an investment bank (IB) to secure financing on a best efforts basis and to provide the Company financial advisory services. The Company will provide to the IB 50,000 common shares as a retainer and will pay a cash commission to the IB of 8% on equity-based funding, 6% on debt-based funding convertible into equity and 5% on non-convertible debt funding. Furthermore the IB will receive agent warrants in the amount of 8% of the number of shares issued in connection with any equity-based funding or any debt-based convertible funding at the same terms and the same price as paid by the investors. For non-convertible debt funding, the IB will receive warrants in the amount of 5%. Finally, in the event of the IB assisting in a merger or acquisition, the Company is required to pay the IB a cash fee equal to 5% of the total transaction value.

     g) On March 29, 2006, the Company issued a 6% promissory note in the amount of $30,000 with a maturity date of April 30, 2006. The note was not repaid and is in default, accruing 6% interest as per the terms of the note. Furthermore, the additional charge for the loan is 50,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.10 until March 29, 2008.

     h) On May 14, 2006, the Company entered into a loan with a director of the Company in the amount of $25,000. The loan is non-interest bearing with no fixed term of repayment.

                        FREE DA CONNECTION SERVICES, INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

                                 MARCH 31, 2006

                                (In U.S. Dollars)

                        FREE DA CONNECTION SERVICES, INC.

                       INTERIM CONSOLIDATED BALANCE SHEET

                                    Unaudited

                                (in U.S. Dollars)

                                                      AS AT MARCH 31, 2006      AS AT SEPTEMBER 30, 2005
--------------------------------------------------------------------------------------------------------

                                     ASSETS

CURRENT ASSETS
     Cash                                                               9,148                     12,814
     Prepaid expenses                                                  44,252                      6,499
     Accounts receivable                                                5,500                          -
                                                      -----------------------   ------------------------
                                                                       58,900                     19,313

EQUIPMENT (NOTE 3)                                                     81,023                     97,151



                                                      -----------------------   ------------------------
                                                                    2,115,004                    116,464
========================================================================================================

                                  LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                         278,859                    192,711
     Short term loan payable (Note 4)                                  55,695
     Due to related parties (Note 5)                                  348,546                    526,771
                                                      -----------------------   ------------------------
                                                                      683,100                    719,482

DUE TO RELATED PARTIES (NOTE 5)                                             -                     75,000
                                                      -----------------------   ------------------------
                                                                      683,100                    794,482
========================================================================================================

                            STOCKHOLDERS' DEFICIENCY

COMMON STOCK (NOTE 6)                                                  23,117                     13,645
     33,450,000 Common shares with a par value of $0.001
     authorized; 19,268,985 common shares issued

ADDITIONAL PAID IN CAPITAL                                          4,283,569                    532,242

COMMON STOCK SUBSCRIPTION
PROCEEDS RECEIVED                                                           -                    340,000

OBLIGATION TO ISSUE SHARES                                          (990,000)                      3,257

WARRANTS                                                               76,563                     59,063

DEFICIT                                                           (3,936,426)                (1,626,225)
                                                      -----------------------   ------------------------
                                                                    (543,177)                  (678,018)
--------------------------------------------------------------------------------------------------------
                                                                      139,923                    116,464
========================================================================================================

COMMITMENTS  AND  CONTINGENCIES  (NOTE  7)

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                    INTERIM STATEMENT OF OPERATIONS & DEFICIT

                                    Unaudited

                                (in U.S. Dollars)

                                                                                                PERIOD FROM
                                                                                                AUGUST 25, 2004
                                  THREE MONTHS ENDED   THREE MONTHS ENDED   SIX MONTHS ENDED    (INCEPTION)
                                  MARCH 31, 2006       MARCH 31,  2005      MARCH 31, 2006      TO MARCH 31, 2005
                                  -------------------  -------------------  ------------------  -------------------

EXPENSES
--------------------------------
General and administrative                    230,204               42,676            559,057                42,676
Research and development                       23,451               81,018            219,886                81,018
Stock based compensation                      489,272              286,000            537,349               286,000
Sales and marketing                            15,188               15,989             47,128                15,989
Loss on acquisition not closing             1,000,000                    -          1,000,000                     -
Depreciation                                    8,063                5,201             16,126                 5,201
                                               25,000
Royalty (Royalty recovery)                                               -            (69,345)                    -

NET LOSS FOR THE PERIOD                     1,791,178              430,884          2,310,201               430,884
                                  -------------------  -------------------  ------------------  -------------------


LOSS PER SHARE
Basic:                            $              0.08  $              0.04  $            0.13   $              0.09
                                  ===================  ===================  ==================  ===================

Weighted average number
of shares outstanding                      22,791,174           11,534,091         18,292,184             4,809,851


DEFICIT, BEGINNING OF THE PERIOD  (2,145,248)  (554,746)  (1,626,225)  (554,746)

NET LOSS FOR THE PERIOD           (1,791,178)  (430,884)  (2,310,201)  (430,884)

DEFICIT, END OF PERIOD            (3,936,426)  (985,630)  (3,936,426)  (985,630)
--------------------------------  -----------  ---------  -----------  ---------

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                         INTERIM STATEMENT OF CASH FLOWS

                                    Unaudited

                                (in U.S. Dollars)


                                                                                                        PERIOD FROM
                                                                                                        AUGUST 25, 2004
                                           THREE MONTHS ENDED   THREE MONTHS ENDED   SIX MONTHS ENDED   (INCEPTION)  TO
                                           MARCH 31, 2006       MARCH 31,  2005      MARCH 31, 2006     MARCH 31, 2005
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                            (1,791,178)            (430,884)        (2,310,201)         (430,884)
Add (deduct) non-cash items:
Amortization                                            8,063                5,201             16,126             5,201
Shares issued for conversion of
debt and expenses                                           -                    -            391,360                 -
Shares issued for professional services                     -                    -            153,333                 -
Common stock subscribed in
exchange for services                                  16,667               57,500             16,667            57,500
Shares issued for director services                         -                    -             33,333                 -
Shares issued for signing bonuses                     (90,000)                   -                  -                 -
Shares issued for assignment of
share purchase agreement                            1,000,000                    -          1,000,000                 -
Shares issued for warrants exercised                        -                    -              5,500                 -
Stock-based compensation                              489,272              286,000            537,349           286,000
Interest on promissory note                                 -                4,525                  -             4,525

Net changes in other operating accounts
Prepaids and advances                                  23,944                    -            (37,753)                -
Accounts payable and accrued liabilities              107,693               41,780             86,150            41,780
Increase in accounts receivable                             -                    -             (5,500)                -
                                           -------------------  -------------------  -----------------  ----------------
                                                     (145,539)             (35,878)          (113,636)          (35,878)
                                           -------------------  -------------------  -----------------  ----------------
INVESTING ACTIVITIES
Reverse acquisition costs                                   -              (15,097)                 -           (15,097)
Purchase of fixed assets                                    -                    -                  -          (117,951)
Shares reacquired                                           -             (165,000)                 -          (165,000)
                                           -------------------  -------------------  -----------------  ----------------
                                                            -             (180,097)                 -          (298,048)
                                           -------------------  -------------------  -----------------  ----------------
FINANCING ACTIVITIES
Subscription proceeds received                        100,000               85,000            307,500            85,000
Short term loan payable                                55,695                    -             55,695                 -
Due from related parties                               53,437              195,509           (253,225)          313,460
                                           -------------------  -------------------  -----------------  ----------------
                                                      209,132              280,509            109,970           398,460
                                           -------------------  -------------------  -----------------  ----------------

INCREASE (DECREASE) IN CASH                           (26,407)              64,534             (3,666)           64,534

CASH, BEGINNING OF PERIOD                              35,555                    -             12,814                 -

CASH, END OF PERIOD                                     9,148               64,534              9,148            64,534

                                           -------------------  -------------------  -----------------  ----------------
SUPPLEMENTAL DISCLOSURES
Interest paid                                               -                    -                  -                 -
Taxes paid                                                  -                    -                  -                 -
                                           -------------------  -------------------  -----------------  ----------------

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                  INTERIM STATEMENT OF STOCKHOLDERS' DEFICIENCY

                                    Unaudited

                                (in U.S. Dollars)

                     For the Six Months Ended March 31, 2006


                                                                                                        DEFICIT
                                               ADDI-                                                    ACCUMULATED
                                               TIONAL       SUBSCRIP-    OBLIGATION                     DURING
                                               PAID IN      TION         TO ISSUE (CANCEL)              DEVELOPMENT
                          NUMBER OF   AMOUNT   CAPITAL      PROCEEDS     SHARES              WARRANTS   STAGE          TOTAL
                          SHARES      $        $            $            $                   $          $              $
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Balance September
30, 2005                  13,643,985   13,645     532,242      340,000               3,257      59,063    (1,626,225)    (678,018)
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------

Shares issued for common
stock subscribed in
prior period from August
25, 2004 (inception) to
September 30, 2005           900,000      900     339,100     (340,000)                  -           -             -            -
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for common
stock subscribed             615,000      615     306,885            -                   -           -             -      307,500
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
conversion of debt and
expenses                     782,720      783     390,577            -                   -           -             -      391,360
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
executive management
assignment                 2,750,000    2,750     913,917            -                   -           -             -      916,667
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
professional services        480,000      480     152,853            -                   -           -             -      153,333
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
director services            100,000      100      33,233            -                   -           -             -       33,333
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
signing bonuses              270,000      270      89,730            -                   -           -             -       90,000
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
warrants exercised           325,000      325       5,175            -                   -           -             -        5,500
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
assignment of text
messaging company share
purchase agreement         3,000,000    3,000     997,000            -                   -           -             -    1,000,000
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Shares issued for
extinguishing an
obligation relating to
the issuance for debt in
connection with the
reverse acquisition on
March 1, 2005                249,000      249       3,008            -              (3,257)          -             -            -
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Warrants issued in
connection with
promissory note                    -        -     (17,500)           -                   -      17,500             -            -
------------------------  ----------  -------  -----------  -----------  ------------------  ---------  -------------  -----------
Stock-based compensation           -        -     537,349            -                   -           -             -      537,349
========================  ==========  =======  ===========  ===========  ==================  =========  =============  ===========
                          23,115,705   23,117   4,283,569            -                   -      76,563    (1,626,225)   2,757,024
========================  ==========  =======  ===========  ===========  ==================  =========  =============  ===========

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                                    Unaudited

                                (in U.S. Dollars)

                     For the Six Months Ended March 31, 2006


                                                                                                       Deficit
                                                                                                       Accumulated
                                            Additional                  Obligation                     During
                                            Paid in      Subscription   to Issue (Cancel)              Development
                       Number of   Amount   Capital      Proceeds       Shares              Warrants   Stage          Total
                       Shares      $        $            $              $                   $          $              $
---------------------  ----------  -------  -----------  -------------  ------------------  ---------  -------------  ------------
Common stock
Subscribed in
exchange for services           -        -            -              -             16,667           -             -        16,667
---------------------  ----------  -------  -----------  -------------  ------------------  ---------  -------------  ------------
Shares issued for
signing bonuses
cancelled                       -        -            -              -            (90,000)          -             -       (90,000)
---------------------  ----------  -------  -----------  -------------  ------------------  ---------  -------------  ------------
Shares issued for
executive management
assignment cancelled            -        -            -              -           (916,667)          -             -      (916,667)
---------------------  ----------  -------  -----------  -------------  ------------------  ---------  -------------  ------------
Net loss for
the period                      -        -            -              -                  -           -    (2,310,201)   (2,310,201)
=====================  ==========  =======  ===========  =============  ==================  =========  =============  ============
Balance December
31, 2005               23,115,705   23,117    4,283,569              -           (990,000)     76,563    (3,936,426)     (543,177)
=====================  ==========  =======  ===========  =============  ==================  =========  =============  ============

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

                  INTERIM STATEMENT OF STOCKHOLDERS' DEFICIENCY

                                    Unaudited

                                (in U.S. Dollars)

      For the period from August 25, 2004 (inception) to September 30, 2005


                                                                                                  DEFICIT
                                                   ADDI-                                          ACCUMULATED
                                                   TIONAL     SUBSCRIP-   OBLIGATION              DURING
                                                   PAID IN    TION        TO ISSUE                DEVELOPMENT
                              NUMBER OF   AMOUNT   CAPITAL    PROCEEDS    SHARES       WARRANTS   STAGE          TOTAL
                              SHARES      $        $          $           $            $          $              $
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Issued on incorporation                1        1         -            -            -          -             -             1
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Issued in corporate
Reorganization transactions
with Free DA Canada
December 30, 2004 (Note 3)    10,479,143   10,479   (10,396)           -            -          -             -            83
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Acquisition of intellectual
property, assumption of
debts, and reorganization
costs from Via Vis
corporate reorganization
transactions (Note 3)                  -        -         -            -            -          -      (332,347)     (332,347)
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Shares issued for debt in
connection with reverse
acquisition March 1, 2005        814,998      815     8,051            -        3,257          -             -        12,123
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Shares issued for services
in connection with reverse
acquisition March 1, 2005      1,150,000    1,150    56,350            -            -          -       (57,500)            -
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Shares issued for services
in connection with reverse
acquisition March 1, 2005      1,000,000    1,000   164,000            -            -          -      (165,000)            -
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
PPPD shares acquired
reverse acquisition              199,844      200      (200)                                   -             -             -
============================  ==========  =======  =========  ==========  ===========  =========  =============  ============
Balance post
reverse acquisition           13,643,985   13,645   217,805            -        3,257          -      (554,847)     (320,140)


Common stock subscribed                -        -         -      340,000            -          -             -       340,000
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Warrants issued in
connection with private
placement                              -        -   (59,063)           -            -     59,063             -             -
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Stock-based compensation               -        -   373,500            -            -                        -       373,500
----------------------------  ----------  -------  ---------  ----------  -----------  ---------  -------------  ------------
Net loss for the period                -        -         -            -            -               (1,071,378)   (1,071,378)
============================  ==========  =======  =========  ==========  ===========  =========  =============  ============
Balance September 30, 2005    13,643,985   13,645   532,242      340,000        3,257     59,063    (1,626,225)     (678,018)
============================  ==========  =======  =========  ==========  ===========  =========  =============  ============

                           - SEE ACCOMPANYING NOTES -

                        FREE DA CONNECTION SERVICES, INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

                                (in U.S. Dollars)

                                 March 31, 2006

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     The Company develops and intends to market software infrastructure and application technology that focuses on advanced voice initiated information search solutions.

     The financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at March 31, 2006, the Company has a working capital deficit of $599,200, a stockholders deficiency of $543,177 and has incurred significant losses since inception. The ability of the Company to continue as a going concern is dependent on raising additional capital to fund ongoing research and development and ultimately on generating future profitable operations. Since internally generated cash flow will not fund development and commercialization of the Company's products, the Company will require significant additional financial resources and will be dependent on future financing to fund its ongoing research and development as well as other working capital requirements. The Company's future capital requirements will depend on many factors including the rate and extent of significant progress in its research and development programs, the timing, cost and scope involved in its marketing efforts and the timing and costs of its commercialization activities.

     The Company will depend almost exclusively on outside capital to complete the development and marketing of its products and services. Such outside capital will include the sale of additional shares of common stock and may include commercial borrowing. There can be no assurance that capital will be available as necessary to meet these development costs or, if the capital is available, that it will be on terms acceptable to the company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

     Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability. Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

     a)  Consolidation

          These financial statements include the results of the Company and its wholly-owned subsidiary Free DA Connection Services Inc. All inter-company transactions have been eliminated (Refer to Note 3b).

     b)  Equipment  and  Intellectual  property

          Equipment is stated at cost less accumulated depreciation. Depreciation is provided at various rates designed to amortize the assets over the estimated useful lives. The depreciation rates are as follows:

               Equipment                 20%     Declining  balance
               Computer  equipment       30%     Declining  balance
               Computer  software       100%     Declining  balance

          One-half  of  the  annual  rate  is  used  in the year of acquisition.

     c)  Use  of  estimates

          The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing for depreciation of equipment. Actual results could differ from these estimates.

     d)  Income  taxes

          The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2005 a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

     e)  Financial  instruments

          The Company's financial instruments consist of cash, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Management has determined that the fair values of these financial instruments approximate their carrying values due to the short term maturity of the instruments.

     f)  Long-lived  assets

          The carrying values of long-lived assets with fixed or determinable lives, which includes equipment, are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

          Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations by management's estimate or recoverable value.

     g)  Risk  management

          The Company is currently not exposed to significant interest rate risk.

          The  Company  does  not  use  derivative  instruments  or  hedging.

     h)  Revenue  recognition

          The Company is currently in the pre-revenue phase of its business plan. Revenue will be recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

     i)  Stock-based  compensation

          In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the period ended September 30, 2005.

          The Company has elected to continue to account for stock options granted to employees and officers using the intrinsic value based method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. The
          Company applies the fair value method using the Black-Scholes option-pricing model in accounting for stock options granted to employees and consultants.

          The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

          The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB No. 25.

     j)  Stock-based  payment

          In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments

          (including stock options) based on the grant date fair value of the award. (i.e. the requisite service period or vesting period). The Company has adopted SFAS 123R effective at the beginning of the current fiscal year in accordance with the requirement that this standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005.

     k)  Recent  accounting  pronouncements

          In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Option No. 29, Accounting for Non-monetary Transactions ("SFAS 153") SFAS 153 requires that exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. The Company has adopted SFAS 153 effective at the beginning of the current fiscal year in accordance with the requirement that this standard becomes effective for fiscal periods beginning after June 15, 2005.

3. EQUIPMENT


                                 ACCUMULATED    MARCH 31, 2006   SEPTEMBER 30, 2005
                       COST      DEPRECIATION   NET              NET
                       $         $              $                $

Intellectual property         2              -                2                    2
Computer equipment      109,060         30,262           78,798               92,703
Computer software         8,892          6,669            2,223                4,446
                       --------  -------------  ---------------  -------------------

                        117,954         36,931           81,023               97,151
                       ========  =============  ===============  ===================



4. SHORT TERM NOTE

     On January 30, 2006, the Company issued a 10% secured convertible promissory note in the amount of $25,695 with a maturity date of February 28, 2006. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. Furthermore, the additional charge for the loan is 50,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.45 until January 30, 2011.

     On March 29, 2006, the Company issued a 6% promissory note in the amount of $30,000 with a maturity date of April 30, 2006. Furthermore, the additional charge for the loan is 50,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.10 until March 29, 2008.

     Note  10.

5. DUE TO/(FROM) RELATED PARTIES AND RELATED PARTY TRANSACTIONS

                                        MARCH 31, 2006    SEPTEMBER 30, 2005
                                        $                 $
CURRENT
Due to director (a)                              28,434               203,717
Payable to 668158 BC Ltd.(b)                     25,000                25,000
Due from Via Vis Technologies Inc. (c)           (1,951)               (1,946)
Due to Via Vis Technologies Inc. (d)            297,063               300,000
                                        ----------------  --------------------
                                                348,546               526,771
                                        ================  ====================

LONG TERM
Payable to 668158 BC Ltd.                             -                75,000
                                        ================  ====================



     a) Of the total due to director, $9,900 relates to two 10% secured convertible promissory notes with a director of the Company with a maturity date of April 1, 2006 and April 9, 2006. The conversion rate is $0.40 per share and the note is convertible at the option of the holder until maturity date or converted automatically upon the filing of a registration statement. Upon default, interest accrues at 12% interest as per the terms of the note. The remainder of the loans are non-interest bearing with no fixed terms of repayment.

          Refer  to  Note  10.

     b) The amount payable to 668158 BC Ltd. relates to the annual payment made at the Company's sole discretion that is required to maintain the title to the IP pursuant to the IP Purchase and Sale Agreement entered into in the prior year and the subsequent amendment thereto on December 30, 2005. 668158BC Ltd. is a company wholly owned and controlled by an officer of the Company.

     c) The loans are non-interest bearing with no fixed terms of repayment. Via Vis Technologies Inc. is a company wholly owned and controlled by an officer of the Company.

     d) This loan is secured by a promissory note in the amount of $300,000. The note payable is repayable in increments of $10,000 beginning June 1, 2006 for a period of 30 months less $2,937 advanced in December 2005. Via Vis Technologies Inc. is a company wholly owned and controlled by an officer of the Company.

     Related  party  transactions  during  the  period  are  as  follows:

     i. Consulting fees charged by an officer of the Company - $15,000 (March 31, 2005 - Nil).

     ii. Reversal of interest on a $300,000 promissory note charged by a company controlled by an officer of the Company - $13,485 (March 31, 2005 - Nil).

6. CAPITAL STOCK

     The authorized capital of the Company consists of 33,450,000 common shares with par value of $0.001.

     As at March 31, 2006 the Company had a total of 23,115,705 common shares issued and outstanding.

     a) On December 28, 2005, the Company issued 900,000 common shares in connection with subscription proceeds received in the prior year.

     b) In the period the Company has received $307,500 in subscription proceeds relating to the issuance of 615,000 common shares at $0.50 per common share and 307,500 warrants. Furthermore, the Company issued 782,720 shares for the conversion of debt and expenses. Of this amount, 700,000 shares were issued to an officer and director of the Company for conversion of debt and expenses at an agreed upon price of $0.50 per share and 350,000 warrants. Each warrant allows the officer and director to purchase one common share at $0.75 within 24 months. Additionally, 82,720 shares were issued to the principals of a financial advisory firm engaged by the Company to settle debt owing to the principals of the firm. The principals of the firm will also receive 41,360 warrants. Each warrant allows principals to purchase one common share at an exercise price of $0.75 within 24 months

     c) On December 28, 2005, the Company issued 480,000 shares for consulting and financial advisory services and 100,000 shares to a Member of the Board of Directors. Furthermore, the Company issued 25,000 shares pursuant to the exercise of warrants at $0.10 per share.

     d) On December 28, 2005, the Company issued 270,000 shares to employees pursuant to employment contracts. The employment contracts were amended and the shares were returned and cancelled on February 28, 2006 and as at the end of the period have not been processed by the transfer agent.

     e) On December 28, 2005, the Company issued 300,000 shares at an exercise price of $0.01 to an officer of the Company pursuant to the exercise of a warrant agreement dated Jan 12, 2005.

     f) On December 30, 2005, the Company issued 2,750,000 shares to two companies individually controlled by the executive management team whose employment agreements were assigned pursuant to the assignment and assumption agreement entered into on December 30, 2005 with a private media company, its major shareholder, and certain principals of the shareholder. The issuance of these shares was cancelled and the shares were returned to treasury on February 28, 2006 and as at the end of the period have not been processed by the transfer agent.

     g) On January 4, 2006 the Company issued 3,000,000 common shares to a private media company pursuant to the terms of the assignment and assumption agreement with the private media company to assign its benefits and obligations under an agreement that was in escrow with an SMS marketing company to purchase the issued and outstanding shares of the SMS marketing company.

     The Company failed to meet the conditions precedent and the transaction did not complete.

     h) On January 25, 2006 the Company issued 249,000 common shares to various individuals, extinguishing an obligation relating to the issuance for debt in connection with the reverse acquisition on March 1, 2005.

     i) The Company is required to issue 16,667 shares to a financial advisory firm engaged by the Company in exchange for services.

     The Company had the following common share warrants outstanding as at March 31, 2005:


NUMBER OF WARRANTS         EXERCISE PRICE   EXPIRY DATE
12,500                     $          0.10  January 22, 2006
-------------------------  ---------------  ------------------
5,000                      $          0.10  March 1, 2006
5,000                      $          0.10  April 28, 2006
12,500                     $          0.10  May 12, 2006
2,500                      $          0.10  May 13, 2006
12,500                     $          0.10  May 14, 2006
2,500                      $          0.10  July 21, 2006
25,000                     $          0.10  July 26, 2006
5,000                      $          0.10  August 5, 2006
2,500                      $          0.10  August 18, 2006
12,500                     $          0.10  August 23, 2006
15,000                     $          0.10  August 29, 2006
6,250                      $          0.10  September 13, 2006
25,000                     $          0.75  October 26, 2007
25,000                     $          0.75  November 4, 2007
120,000                    $          0.75  December 2, 2007
25,000                     $          0.75  December 12, 2007
350,000                    $          0.75  December 28, 2007
33,323                     $          0.75  December 30, 2007
20,537                     $          0.75  December 31, 2007
25,000                     $          0.75  January 6, 2008
25,000                     $          0.75  January 31, 2008
25,000                     $          0.75  February 10, 2008
25,000                     $          0.75  February 14, 2008
175,000 (Refer to Note 8)  $          0.01  January 12, 2010
32,521                     $          0.50  March 1, 2010
250,000 (Refer to Note 8)  $          0.10  May 13, 2010
50,000                     $          0.50  August 1, 2010
130,000                    $          0.75  August 1, 2010
50,000                     $          0.45  January 30, 2011
-------------------------  ---------------  ------------------

1,505,131
-------------------------  ---------------  ------------------

7.     COMMITMENTS  AND  CONTINGENCIES

     The Company has entered into a lease of office premises. The following amounts are payable during the term of the lease:


     YEAR ENDED SEPTEMBER 30  $
     2006                      68,232
     2007                      68,232
     2008                      68,232
     2009                      68,232
     2010                      39,802


     In the prior year the Company entered into an IP Purchase and Sale Agreement with 668158 BC Ltd., a Company controlled by a major shareholder and officer of the Company. The agreement was subsequently amended on December 30, 2005. Technology and intellectual property rights were purchase by the Company from 668158 BC Ltd. for a sum of $500,000. Pursuant to the terms of the IP Purchase and Sale Agreement and the subsequent amendment, the parties have agreed to a performance guarantee that the Company will generate not less than $500,000 in revenue attributable to the IP in 2006 and will grow this revenue by increments of $500,000 per year over 5 years. The total payment to be made to 668158 BC Ltd. is 2% of gross revenues each year to a cumulative maximum of $500,000. If the performance guarantee is not met, the Company has at is sole discretion, the option to pay $25,000 on an annual basis to 668158 BC Ltd., failing which, the title to the IP will be transferred to 668158 BC Ltd.

     In the prior year, the Company entered into an employment agreement with a major shareholder and officer of the Company. The agreement was subsequently amended on December 30, 2005. Pursuant to the Employment Agreement and the subsequent amendment, once the Company has fulfilled its payment obligation pursuant to the IP Purchase and Sale Agreement with 6681858 BC Ltd., the Company is required to pay the major shareholder and officer a 2.0% annual allowance on a cumulative gross revenue of $400,000,000. Subsequent to the attainment of $400,000,000 of revenue, the annual allowance paid to the major shareholder and officer by the Company reduces to 1.0% of annual gross revenue totaling a combined 10 year period. The allowance terminates on June 30, 2015. The allowance during the 10 year period may not be cancelled by Company for any reason except in the event that all or substantially all of the assets of the Company are sold. Should such an event take place, the Company must pay the major shareholder and officer the difference between the total allowances paid to the Officer and fees paid to 6681858 BC Ltd. under the provisions of the IP Purchase and Sale Agreement to that date and the sum of 20% of the asset sale price or $9,800,000, whichever is less.

8. STOCK-BASED COMPENSATION

     The Company has adopted a combined incentive and non qualified stock option plan ("Stock Option Plan") for the benefit of directors, officers, employees and other key personnel of the Company, whereby a maximum of 5,000,000 of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and employees of the Company. The Stock Option Plan provides that the terms of the options and option price shall be fixed by the directors. Stock options granted under the Stock Option
     Plan may not be exercisable for a period longer than 10 years and the exercise price must be paid in full upon exercise of the option or to the extent permitted by applicable laws and regulations (including, but not limited to, federal tax and securities laws and regulations), an option may be exercised by delivery of shares of common stock of the Company held by the optionee having a fair market value equal to the exercise price.

     During the quarter ended March 31, 2006, the Company issued 1,100,000 options to certain employees and directors under the Company's Stock Option Plan at an exercise price of $0.45 per common share. The 1,100,000 options vested immediately. Based upon the Company's stock price during the year, the exercise price of the options granted and their remaining life, the pro-forma fair value of the options and warrants granted during the quarter has been estimated by the Company to be $441,195 of which $441,195 is expensed during the quarter.

     The total stock-based compensation expense for the quarter is $489,272 of which $48,077 relates to stock options issued in the prior year.

     The value of stock options and warrants is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options granted:

          Risk free interest rate        3.65%
          Expected dividend yield         zero
          Expected volatility             182%
          Expected life of options   3.0 years

     A summary of options issued and outstanding under the Stock Option Plan as of March 31, 2006 and changes during the period ended March 31, 2006 is presented below:


                                       Six months ended      Period from August
                                       March 31, 2006        25, 2004 (inception)
                                                             to December 31, 2005
                                       --------------------  --------------------
                                       Number of  Exercise   Number of  Exercise
                                       Options    Price      Options    Price
-------------------------------------  ---------  ---------  ---------  ---------

Outstanding, beginning of the period   1,338,000  $    0.45          -          -
Granted                                1,100,100          -  1,338,000  $    0.45
Exercised                                      -          -          -          -
Expired                                        -          -          -          -
-------------------------------------  ---------  ---------  ---------  ---------
Outstanding, end of period             2,438,000  $    0.45  1,338,000  $    0.45
-------------------------------------  ---------  ---------  ---------  ---------
Exercisable, end of period             1,958,000  $    0.45    618,897  $    0.45
-------------------------------------  ---------  ---------  ---------  ---------
Remaining life (years)                      2.36                  2.46
---------------------------------------------------------------------------------


     The number of warrants issued to directors and officers outstanding as of March 31, 2006 is 600,000 with an average exercise price of $0.05. The number of warrants exercisable as at March 31, 2006 is 425,000 with an average exercise price of $0.06.

     Refer  to  Note  6.

9. INCOME TAXES

     The Company has a non-capital loss which may be available to reduce future years taxable income, which expires in ten years. Due to the uncertainty of realization of these loss carry forwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the deferred tax assets resulting from these loss carry forwards.

10. SUBSEQUENT EVENTS

     a) The promissory note in the amount of $25,656 with a maturity date of February 28, 2006 was not repaid and is in default, accruing 12% interest as per the terms of the note.

     b) The promissory notes with a director totaling $9,900 with a maturity date of April 1, 2006 and April 9, 2006 were not repaid and are in default, accruing 6% interest as per the terms of the notes.

     c) The promissory note in the amount of $30,000 with a maturity date of April 30, 2006 was not repaid and is in default, accruing 6% interest as per the terms of the note.

     d) On May 14, 2006, the Company entered into a loan with a director of the Company in the amount of $25,000. The loan is non-interest bearing with no fixed term of repayment.